SANYO

82-264



ANNUAL REPORT 2003

For the year ended March 31, 2003


SOLAR ARK

dw 8/20

SANYO Electric Co., Ltd.

PROFILE

SANYO Electric Co., Ltd., was incorporated in 1950. The firm manufactures a broad range of electronic products grouped into six segments: AV/Information and Communications Equipment, Home Appliances, Industrial and Commercial Equipment, Electronic Devices, Batteries, and Others. Sanyo's net sales for the year ended March 31, 2003 (fiscal 2003), amounted to ¥2,182.6 billion (US$18,188 million).

The name Sanyo means "three oceans"—specifically, the Pacific, Atlantic, and Indian Oceans—and symbolizes the Company's global perspective. The Sanyo Group of companies is truly international, comprising 84 manufacturing companies, 37 sales companies, and 39 other companies around the globe.

Sanyo's strategic business foci are on the Digital & Devices and Environment fields. Committed to solving environmental issues, the Company has made the development of technologies with minimal burden on the environment an area of strength. It emphasizes such technologies as clean-energy generation, rechargeable batteries, and air-conditioning methods that do not require the use of harmful chlorofluorocarbons. Notably, the Company has pioneered the development of successive generations of increasingly efficient solar cells and rechargeable batteries.

In the Digital & Devices field, Sanyo seeks to become a multimedia device powerhouse by developing pioneering technologies to help drive the digital revolution. The Company's digital cameras, liquid crystal display (LCD) projectors, and cellular and Personal Handyphone System (PHS) phones are highly acclaimed.

CONTENTS

◆ ***Cover story:***

Solar Ark, at the SANYO Gifu Plant, is a large-scale 630 kW photovoltaic power generating system that demonstrates SANYO's commitment to harmony with the global environment through clean energy. Solar Lab, a solar energy museum in the center of the structure, is open to the public.

(Solar Ark contains 5,046 solar cell modules and generates a maximum output of 630 kW. The annual output is estimated to be approximately 530 thousand kilowatt-hours. Carbon dioxide reduction amounts to 95 tC/year. Solar Ark measures 315 meters in length and weighs 3,000 metric tons.)

Notice Related to Future Outlook

All statements in this annual report other than past factual matters represent outlooks for projected future results and are in accordance with Sanyo's present plans, outlook, and strategies, based on management judgments in the light of currently available information. Therefore, Sanyo does not guarantee the accuracy and reliability of information it receives and asks that you do not rely on this information alone.

There are various risks and uncertainties related to factors causing changes in business results. The principal factors influencing results include 1) large changes in economic conditions and capital markets as well as changes in consumption in businesses in which Sanyo engages; 2) the effects of changes in the exchange rates between the yen and the dollar as well as the yen and other currencies on Sanyo's international business activities; 3) various trade restrictions in the markets of each country; and 4) Sanyo's ability to provide new technologies, new products, and new services amid rapid technological innovation in information technology (IT), market competition, and price competition. However, it should be noted that factors affecting Sanyo's performance are not limited to these factors and that there are other factors that contain latent risks and uncertainties.

In this annual report, "the Company" refers to SANYO Electric Co., Ltd., and "Sanyo" to SANYO Electric Co., Ltd., and its subsidiaries, unless otherwise specified.

FINANCIAL HIGHLIGHTS

SANYO Electric Co., Ltd. and Subsidiaries March 31, 2003, 2002 and 2001

	Millions of Yen 2003	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars (Note a) 2003
Net sales	**¥2,182,553**	¥2,024,719	¥2,157,318	**$18,187,942**
Operating income	**78,299**	53,074	106,591	**652,499**
Net (loss) income	**(72,817)**	1,727	42,201	**(606,808)**
Total stockholders' equity	**481,192**	602,175	652,322	**4,009,933**
Total assets	**2,744,526**	2,749,709	2,945,274	**22,871,050**
	Yen			U.S. Dollars (Note a)
Per share (Note b):				
Net (loss) income:				
Basic	**¥ (39.1)**	¥ 0.9	¥ 22.6	**$(0.326)**
Diluted	**—**	0.9	22.1	**—**
Cash dividends declared	**6.0**	6.0	6.0	**0.050**
Per American Depositary Share (Notes b and c):				
Net (loss) income:				
Basic	**¥ (195.5)**	¥ 4.5	¥113.0	**$(1.629)**
Diluted	**—**	4.5	110.5	**—**
Cash dividends declared	**30.0**	30.0	30.0	**0.250**

Notes: (a) U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥120 = US$1, the approximate Tokyo foreign exchange market rate as of March 31, 2003. See Note 2 of Notes to Consolidated Financial Statements.
(b) See Notes 1 and 16 of Notes to Consolidated Financial Statements.
(c) One American Depositary Share represents five shares of common stock.



SALES BY PRODUCT CATEGORY (%)
36.8
39.9
41.6
AV/Information and Communications Equipment
13.8
13.9
11.9
Home Appliances
11.8
11.0
8.7
Industrial and Commercial Equipment
20.8
18.7
20.3
Electronic Devices
14.1
13.5
13.1
Batteries
Others
2001
2002
2003

Note: This graph shows figures of sales to external customers only.



SALES BY AREA (%)
51.0
54.1
51.5
Japan
21.7
21.2
25.2
Asia
17.0
15.0
13.5
North America
8.7
7.7
7.7
Europe
1.6
2.0
2.1
Others
2001
2002
2003

Note: This graph shows figures of sales to external customers only, according to the geographic regions of customers.

During the fiscal year under review, we made further progress toward the goals of our medium-term business plan *Challenge 21*. That plan, which we implemented in April 2001, proceeds with the reform of our business structure based on the principles of selectivity and focus. As a result, our consolidated net sales climbed 7.8%, to ¥2,182.6 billion (US$18,188 million), and operating income rose 47.5%, to ¥78.3 billion (US$652 million). We regret to report, however, that Sanyo posted a net loss of ¥72.8 billion (US$607 million) on the year.

This loss–the largest in our history–occurred primarily because of loss and devaluation on investment securities of ¥78.2 billion (US$652 million) and devaluation and disposal of investments and bad debts of certain consolidated subsidiaries of ¥30.4 billion (US$254 million). We wish to point out that these extraordinary losses are a one-time occurrence. Based on the continued pursuit of its medium-term business plan and the fundamental reform of its business organization and systems that commenced in April 2003, the Sanyo Group expects to achieve a recovery in performance in the fiscal year ahead and beyond.

PERFORMANCE

In fiscal 2003, ended March 31, 2003, the global economy was strongly affected by conditions in the United States. Although U.S. consumer spending was reasonably firm, the U.S. economy started to slow in the second half, reflecting rising concern over the growing possibility of war with Iraq. The effect of this slowdown was felt by the economies of Asia and Europe.

In Japan, the economy remained stalled. It was weighted down by weak private-sector capital investment in response to deteriorating corporate performances, concern over the troubled financial system, stagnant personal consumption in the face of rising unemployment and layoffs, and a stock market slump. Japanese companies, moreover, had to contend with the growing competitiveness of products from the People's Republic of China and the Republic of Korea, creating an extremely difficult business climate.

As noted previously, consolidated net sales grew 7.8%, or ¥157.8 billion, to ¥2,182.6 billion (US$18,188 million). Of this amount, domestic sales increased 2.5%, or ¥27.9 billion, to ¥1,123.6 billion (US$9,363 million). Overseas sales advanced 14.0%, or ¥129.9 billion, to ¥1,059.0 billion (US$8,825 million), rising above ¥100.0 billion for the first time.

Sales by our AV/Information and Communications Equipment segment increased 12.4%, to ¥907.4 billion (US$7,561 million), supported by strong sales of optical pickups, cellular and PHS phones, and digital cameras. Conversely, despite growth in washing machine sales, sales by the Home Appliances segment sank 7.8%, to ¥258.7 billion (US$2,156 million), because of continued weak markets for microwave ovens, refrigerators, and air conditioners. Our Industrial and Commercial Equipment segment sales likewise decreased, 15.1%, to ¥189.9 billion (US$1,583 million), because of the impact of the sale of our vending machine business in April 2002 and despite gains in showcase sales.

Sales by our Electronic Devices segment, however, jumped 17.1%, to ¥444.0 billion (US$3,700 million), thanks to the ongoing recovery in the LCD, semiconductor, and electronic component markets. Our Batteries segment registered sales of ¥286.4 billion (US$2,387 million), up 4.6%, reflecting the recovery in demand for cellular and PHS phones and personal computers. Sales by our Others segment leapt 59.5%, to ¥96.2 billion (US$801 million). The acquisition of Kubota House Co., Ltd., in April 2002 contributed significantly to the segment's surge in performance.

Consolidated operating income increased 47.5%, or ¥25.2 billion, to ¥78.3 billion (US$652 million). An evaluation loss on investment securities caused by the slump in the stock market and job change support expenses related to our early retirement program resulted in income before income taxes and minority earnings falling to ¥84.9 million (US$707 million). Regrettably, extraordinary losses put further pressure on the bottom line, which dropped ¥74.5 billion from the previous fiscal year, for a loss of ¥72.8 billion (US$607 million).

Our cash flow for the fiscal year saw net cash provided by operating activities amount to ¥131.8 billion (US$1,098 million), up ¥0.8 billion, while cash used in investing activities amounted to ¥61.6 billion (US$514 million), down ¥88.8 billion year

on year. Net cash used in financing activities declined ¥47.5 billion, to ¥7.2 billion (US$60 million). Cash and cash equivalents at year-end rose ¥60.1 billion, to ¥319.8 billion (US$2,665 million). Our capital investments, of ¥97.5 billion (US$813 million), were principally focused on our Batteries segment and on the semiconductor operations of our Electronic Devices segment.

Capital investment remained within the scope of depreciation and amortization expenses, which totaled ¥124.8 billion (US$1,040 million) for the fiscal year. This balance will continue in the fiscal year ahead, in which we plan to increase capital investments approximately 10%. Our R&D expenses for the year under review totaled ¥120.8 billion (US$1,007 million), which accounted for 5.5% of net sales, and were mainly concentrated in our Digital & Devices and Energy & Ecology fields.

Following our payment of an interim dividend of ¥3.00 (US$0.025) per share, the board of directors decided in a meeting held on June 27, 2003, to pay a year-end dividend of an equal amount, resulting in annual cash dividends for the fiscal year under review of ¥6.00 (US$0.050) per share.


Satoshi Iue, Chairman & Chief Executive Officer (left), *and Yukinori Kuwano, President & Chief Operating Officer*

PROGRESS WITH *CHALLENGE 21* AND THE MAJOR INNOVATIVE REFORMS OF OUR BUSINESS STRUCTURE AND SYSTEMS

During the fiscal year under review, we made steady progress toward the goals of *Challenge 21*, the three-year medium-term business plan that we launched in April 2001. Our acquisition of 51% of the shares of GS-Melcotec Co., Ltd., a subsidiary of Japan Storage Battery Co., Ltd., and our capital tie-up with NTT DATA Corporation, reveal our aim of achieving results through strategies to expand our business scope and to be selective and focused in investing our resources. And in moving forward with structural reforms centered on our Home Appliances business, we transferred, among other measures, the production of our home-use air conditioners to China.

Our plans to reduce inventory assets also met with success. Inventories were down ¥63.5 billion compared with the previous fiscal year and ¥26.6 billion from two years ago. Among other cost reductions, we cut our interest-bearing debt by ¥23.1 billion year on year and by ¥43.3 billion compared with two years ago. At fiscal year-end, interest-bearing debt stood at approximately ¥1,100.0 billion.

Effective April 1, 2003, we initiated a fundamental, groupwide reform of our business organization. First, we formed four business groups around core customer bases. Second, we divided those four groups into business units (BUs). Each BU is guided by, motivated to achieve, and evaluated on attaining clear and specific goals. This major reform of our organization has allowed us to set the overall goals of the Sanyo Group for the fiscal year ending March 2006: consolidated operating income of ¥160 billion and a ¥300 billion reduction in interest-bearing debt. We are already advancing toward those goals.

However, reaching those goals requires a new business model. Our ultimate aim is to be one of the world's top companies, leading global markets based on our advanced technology. Toward that goal, we are targeting a basic reform of our financial structure, reinforcing our earnings base by improving the efficiency of our capital investments, and developing multiple businesses that are No. 1 in their markets. These efforts are covered in detail in the next section of this report in the hope of furthering our stockholders' and business partners' understanding and support of them.

STANCE ON CORPORATE GOVERNANCE AND ITS IMPLEMENTATION

We began introducing reforms in 1999 to speed up our business decision making and to make our management more transparent. They included adding outside directors to our board and initiating an executive officer system.

In June 2002, we added more outside directors to the board, bringing their number to three. Our board of directors also comprises six committees: the Internal Monitoring, Director and Auditor Nomination, Director and Auditor Compensation, Business Strategy, and Internal Administration Committees. And our outside directors or outside experts are members of each committee, which works to improve our business efficiency and to strengthen and broaden the scope of our corporate governance.

In future, we plan to introduce a holding company organization to the Sanyo Group that should contribute further improvements to our operations. We are also upgrading and speeding up our disclosure and began reporting on a quarterly basis during the fiscal year under review.

PERSPECTIVES

Japan's economy is expected to remain directionless throughout the fiscal year ahead. It will be buffeted by the slowdown in the U.S. economy and by the effect of the war in Iraq on its stock markets. In addition, business conditions are anticipated to be even tougher amid intensifying global competition.

The Sanyo Group will target a shift from the manufacturing industry to the idea-generation industry. In so doing, it will press ahead with fundamental reforms of all aspects of Group management to convert to 21st-century business organizations and systems.

Our new management system will accelerate our development of proprietary technology. As the origin of business competitiveness, proprietary technology can only propel our development of more products and services that hold top market shares. We also plan to expand our businesses by strengthening our partnerships with the same companies with which we pursue a friendly rivalry. The combination of these strategies will push us toward expanded profits and maximized corporate worth.

Shown on the cover of this annual report is the same Solar Ark large-scale photovoltaic power generating system that was featured on last year's annual report. With this monument to the environment as our symbol, we intend to communicate our environmental stance and technical capabilities to the world and to work as a Group to boost worldwide recognition of our corporate brand.

July 2003

Satoshi Iue
Chairman & Chief Executive Officer

Yukinori Kuwano
President & Chief Operating Officer

Sweeping Reforms Target

"Excellent Company" Standards

— SANYO SHIFTS TO NEW BUSINESS MODEL —

Purpose of Organizational Reform

Fundamentally reform financial structure.

Improve ROI, and strengthen profit base.

Develop businesses that are No. 1 in their markets.

MAIN FEATURES

Sanyo initiated major organizational and system reforms in April 2003. They are part of a reform strategy that got under way with the introduction of the business group company system in 1999. They will end with the imminent establishment of a holding company structure.

These reforms are premised on enabling each business unit. Each unit must be aggressive, must develop a close working relationship with customers, and must take individual responsibility for its profitability as it develops into an autonomous company. Business units are being given complete responsibility and total authority for their respective business fields.

PRINCIPAL MEASURES INTRODUCED BY REFORMS

- New customer-oriented business group organization
- Small and efficient head office
- Sanyo business unit (SBU) system
- New management and personnel evaluation systems

Under the new management structure, Sanyo's chairman, Satoshi Iue, is the chief executive officer (CEO) and is responsible for unifying the activities of the Sanyo Group. President Yukinori Kuwano is the chief operating officer (COO), Executive Vice President Toshimasa Iue is the chief marketing officer (CMO), and Executive Vice President Yoichiro Furuse is the chief financial officer (CFO). Top management is committed to achieving the management goals of the Sanyo Group set for the fiscal year ending March 2006.

HEAD OFFICE REORGANIZATION AIMS AT BEING SMALL AND EFFICIENT

Chairman & CEO: Satoshi Iue

- Strategy Headquarters
  - Officer Staff Unit
  - Internal Audit Unit
  - Strategy Unit
  - Corporate Communications Unit
  - Asset Management Unit

President & COO: Yukinori Kuwano
Executive Vice President & CMO: Toshimasa Iue
Executive Vice President & CFO: Yoichiro Furuse

- Operating Division Staff
  - Accounting Unit
  - Management Control Unit
  - Legal Compliance Unit
  - Corporate External Relations Unit
  - Material Sourcing Unit
  - Human Resources Unit
  - Regional Administration Unit
  - Health Management Unit
  - IT-ERP Promotion Unit
  - Quality, CS & Environment Unit
  - Intellectual Property Unit
- Technology R&D Headquarters
- Government & Institutional Market Development Headquarters
- SANYO North America Corporation
- SANYO Electric (China) Co., Ltd.
- SANYO Asia Pte., Ltd.
- SANYO Europe Ltd.

Consumer Group — **CEO: Yukinori Kuwano**, **COO: Eiji Kotobuki**
- Strategy Headquarters—Consumer Business
- AV Solutions Company
- DI Solutions Company
- Telecom Company
- Life Solutions Company
- Amenity Solutions Company
- Sales & Marketing Headquarters—Consumer Business

Commercial Group — **CEO: Toshimasa Iue**, **COO: Hiromoto Sekino**
- Strategy Headquarters—Commercial Business
- Industrial Equipment Company
- Technology R&D Headquarters—Commercial Business
- Sales & Marketing Headquarters—Commercial Business

Component Group — **CEO: Toshimasa Iue**, **COO: Tadahiko Tanaka**
- Strategy Headquarters—Components Business
- Semiconductor Company
- Display Company
- Mobile Energy Company
- Clean Energy Company
- Electronic Device Company

Service Group — **CEO: Yoichiro Furuse**
- Strategy Headquarters—Service Business
- New Business Development Headquarters
- SANYO Homes Corporation
- SANYO Sales & Marketing Corporation
- SANYO Electric Logistics Co., Ltd.
- SANYO Investment Corporation
- SANYO Electric Credit Co., Ltd.
- NTT DATA SANYO System Corporation

With our planned conversion to a holding company structure in mind, we have reorganized our head office into a Strategy Headquarters Division and Operating Division Staff and further divided these divisions into business units. The Strategy Headquarters Division will eventually be transferred to the holding company, and the Staff Division will be divided up among the entities of the Sanyo Group, primarily the business companies.

In reorganizing its R&D structure, Sanyo is considering establishing R&D companies and transferring resources to business companies. Sanyo also will look at transferring its sales development functions to various business groups. Overseas business development strategies, too, will be transferred to business groups, with the function and role of the resulting new sections to be determined by region in accordance with the trend to greater autonomy and responsibility.

MANAGEMENT STRUCTURE FEATURES FOUR

The new management structure is customer oriented. It is divided into four business groups: Consumer, Commercial, Component, and Service. Each of the business groups has a CEO in charge of overall management and a COO in charge of daily operations. Under the umbrella of each business group, in-house or independent companies pursue business in their own fields of responsibility. Each of the business groups has a strategic headquarters to horizontally integrate planning and administration. In addition, the Consumer and Commercial Groups have sales headquarters to enable powerful sales activities. Sanyo has formed a total of approximately 280 SBUs throughout the Sanyo Group.

Consumer Group

— Products aimed at the general consumer

The Consumer Group will work to further strengthen top-selling products in global markets, such as digital cameras and LCD projectors, and No. 1 ranking products in the domestic market, such as CDMA-format cellular phones.

The group will apply the same principle of selective and focused investment of resources to its home appliances as it has to multimedia products. In Japan, the group will concentrate on high-value-added products that anticipate customer needs, such as its Top-Open Drum washer-dryer unit. The manufacturing of products that must be cost-competitive, such as home-use air conditioners, will be shifted overseas.





Commercial Group

— Products and systems for businesses

The Commercial Group will take advantage of Sanyo's position as the market leader in Japan for supermarket showcases, package air conditioners, and other industrial and commercial equipment. It will expand sales overseas, particularly into China and other Asian countries. In Japan, meanwhile, the group plans to increase its prices by adding to its products such high-value-added features as food safety, environment protection, and energy conservation. Among its businesses, sales of industrial equipment and systems, such as supermarket showcases and package air conditioners, are expected to grow. The group also is focusing its energies on bio-related and nursing care equipment.





Strategy Headquarters—Commercial Business
Industrial Equipment Company
Technology R&D Headquarters—Commercial Business
Sales & Marketing Headquarters—Commercial Business

Strategy Headquarters—Consumer Business
AV Solutions Company
DI Solutions Company
Telecom Company
Life Solutions Company
Amenity Solutions Company
Sales & Marketing Headquarters—Consumer Business

Commercial Group

Consumer Group

Fiscal 2003 to Fiscal 2006 Management Goals

Based on its innovative reforms, the Sanyo Group is targeting ¥3 trillion in consolidated net sales and ¥160 billion in operating income in the fiscal year ending March 2006. The Group anticipates firm growth in the market-leading products of its Consumer Business Group, and the overseas market for Sanyo's products overall also is expected to expand. Behind these expectations lies the strong potential for growth in rechargeable batteries and environmental-related equipment.

Improved profitability should allow the Group to reduce its interest-bearing debt. We foresee a reduction from the current ¥1.1 trillion to ¥780 billion by the end of fiscal 2006.

Net Sales

¥3 Trillion

¥2.2 Trillion

GROUPS ORGANIZED BY CUSTOMER BASES

The main advantage of the business group system is that all of the customers' needs can be served through one sales interface. This system also facilitates comprehensive system proposals by Sanyo and combines Sanyo's technologies and products more than ever by lumping together product development fields.

Component Group

— Small rechargeable batteries, semiconductors, OELDs, LCDs, and other electronic components for manufacturers

By further refining the technologies of its global No. 1 products—small rechargeable batteries, optical pickups, and POSCAP™—the Component Group will establish an unshakable dominance for those products in their markets. To that end, the group is working to devise a business-to-business (B2B) business model to be used with other global companies. The group also will target the top spot in global markets for such core products as charge-coupled devices (CCDs) and organic light-emitting diodes (OELDs) that demonstrate its technological superiority. Achieving this goal could enable Sanyo to become the major global supplier of all electronic components, including batteries, OELDs, ICs, and CCDs, for the cellular phone industry.





Service Group

— Sanyo Group logistics, financial, and service businesses centralization, utilizing the Group's resources for the expansion of its earnings base

Sanyo's logistic services actively promote the sales of the products of the Sanyo Group overseas. At the same time, through such projects as our joint development project with Haier Group Company, China's biggest consumer electronics manufacturer, our logistics services aim to correctly develop domestic and overseas markets, businesses that customers wish to start, and products. The Service Group is strengthening its logistics business through third-party logistics (3PL) business and other measures. Aiming to achieve synergies between financial services and Sanyo's manufacturing know-how, the group also is reinforcing its insurance and other financial services. Among other services, the group is promoting new housing concepts in its housing services, such as houses that harmonize with the environment and houses that incorporate information technology, augmenting its software services through business alliances.



SANYO
SANYO


Strategy Headquarters—Components Business
Semiconductor Company
Display Company
Mobile Energy Company
Clean Energy Company
Electronic Device Company

Strategy Headquarters—Service Business
New Business Development Headquarters
SANYO Homes Corporation
SANYO Sales & Marketing Corporation
SANYO Electric Logistics Co., Ltd.
SANYO Investment Corporation
SANYO Electric Credit Co., Ltd.
NTT DATA SANYO System Corporation

Component Group

Service Group

	Operating Income	Net Income	Interest-Bearing Debt
Component Group	¥160 Billion	¥90 Billion	¥1.1 Trillion
Service Group	¥78 Billion	¥(72) Billion	¥780 Billion

SANYO BUSINESS UNIT SYSTEM

To withstand today's bruising global competition, it is essential for companies to be organized into a strong, self-reliant group. To create such a powerful group, we divided the Sanyo Group into approximately 280 Sanyo business units (SBUs) along product and functional lines. This reorganization into subdivisions is one of the special features of the new management system.

Our SBUs

- have clearly defined goals and lines of responsibility,
- make it easy to determine profitability or contribution to profitability,
- boast a simple and quick decision-making structure,
- reveal a simple organization that allows employees to work independently and without reservation while guided by a clearly established business plan, and
- are structured to quickly develop and promote managers.

By combining these features into our SBUs, we have subdivided our organization in an entirely different way than ever before, creating a vital management structure that will be persistent in achieving goals once they have been decided.



Head Office
Consumer Group
Commercial Group
Component Group
Service Group
Companies
Companies
Companies
Companies
Business Units
Business Units
Business Units
Business Units
Total: 280 Business Units

NEW MANAGEMENT SYSTEM

Sanyo's new management system is based on three fundamental concepts. Its business groups are responsible for operations in their respective fields. They are obligated to contribute to maximizing the corporate worth of the entire Sanyo Group. As profit centers, in-house companies, too, are responsible for business in their fields and for the management of the business units under them. Business units, in turn, are responsible for achieving the business goals determined for them by their in-house company's business plan and for contributing to the business performance of that in-house company.

Sanyo is using new performance evaluation standards for business groups and for in-house companies. Those standards are based on profit and loss statements and on balance sheets and Sanyo's version of economic value-added (EVA). Sanyo's EVA uses after-tax income as a base and a cost of capital, giving a stronger weighting to cost of capital. Usually, EVA uses pretax income from which 3% of the total of interest-bearing debt and capital is deducted as capital cost along with a 5% penalty on inventory increases.

NEW MANAGEMENT STRUCTURE AND PERSONNEL EVALUATION SYSTEM

Along with the start of the new management system, we reformed the personnel evaluation system for top management and executive officers.

◆ **New business unit leader system**

We have placed business unit leaders in charge of our new SBUs and included them in management as candidates for executive officers. As our future management leaders, we develop their abilities selectively. Because the performance of each SBU reflects on the capabilities of the business unit leader, the introduction of the new management system has increased motivation.

We have set the term of office for business unit leaders as three years. There is a clear set of rules governing incentives and penalties: business unit leaders are promoted or demoted and given salary raises or cuts depending on performance. A new contract system has been introduced for their compensation that determines their annual salaries based on a reward and penalty system dependent on whether or not they meet their performance targets.

◆ **New executive officer system**

We have appointed and positioned highly capable people as executive officers in charge of the companies under each business group. To start with, we have allocated 15 executive officers to different sections. To implement a system of clear rewards and penalties, we have eliminated the unlimited term of office for executive officers, replacing it with a fixed term of, in principle, three years, with renewal required every year. If executive officers do not meet their performance goals, their term of office is not renewed. In addition, we have introduced the same compensative contract system as for the business unit leaders.

AV/Information and Communications Equipment

Color TVs
High-Definition Plasma TVs
VCRs
DVD Players
Video Cameras
Digital Cameras
LCD Projectors
High-Definition TV Systems
Digital Memory Players
Automotive Stereo Components
CDs
Optical Pickups
Facsimiles
Cordless Telephones
Cellular Phones
PHS Phones
PHS Base Stations
Medical Computer Systems
Portable Navigation Systems
LCD Monitors
CD-R/RW Systems
DVD-ROM Systems


Xacti
Xacti
3.2

Sales by our AV/Information and Communications Equipment segment rose 12.4% over the previous year, to ¥907,370 million (US$7,561 million). The segment generated 41.6% of consolidated net sales, up 1.7 percentage points from the prior fiscal year. The major contributors to sales growth were Sanyo's top-selling digital cameras, cellular and PHS phones, and optical pickups. The segment posted the best sales among the Company's six business segments.

At 51% and 49%, respectively, the segment's domestic and overseas sales were evenly balanced during the fiscal year under review.

Domestic sales increased 3.3%, to ¥459,346 million (US$3,828 million). The increase was supported significantly by sales of a newly introduced digital camera model with video clip, audio capability, and the highest picture resolution in the industry. Our DVD players and other optical pickup devices also posted notable sales growth. Among other new products, sales of a home-use LCD projector were strong. Sales of cellular and PHS phones fell overall, but sales of handsets with embedded digital cameras rose.

Overseas sales surged 23.6%, to ¥448,024 million (US$3,733 million). With the exception of VCRs, sales of core products increased. Sales, for example, of cellular phones and optical pickups registered marked growth. In other products, sales of LCD projectors were robust, and even digital cameras–unit sales of which remain low–recorded sales growth, indicating the promise they hold for the future. Sales of color television sets also posted gains, mainly in the United States.

Sanyo's charge-coupled devices have earned a strong reputation in world markets. Demand for this product is rising sharply for application as a key device in cellular and PHS phones with embedded digital cameras and in security cameras. Sanyo is planning to expand its manufacturing facilities to meet this growing demand. The Company also is planning to introduce its CCDs in robots, medical care equipment, and other products.

Sales (Billion ¥) — 41.6% of net sales

2003	907.4
2002	807.0
2001	792.8

Operating Income (Billion ¥)

2003	40.5
2002	32.7
2001	17.4

Assets (Billion ¥)

2003	536.1
2002	488.6
2001	527.5

Capital Expenditure (Billion ¥)

2003	22.0
2002	17.9
2001	22.0

Home Appliances

Refrigerators
Freezers
Washing Machines
Clothes Dryers
Microwave Ovens
Air Conditioners
Vacuum Cleaners
Electric Fans
Massage Loungers
Dish Washers-Dryers
Electromagnetic Cookers
Toasters
Rice Cookers
Waste Disposers
System Kitchens
Electric and Kerosene Heating Equipment
Air Purifiers
Dehumidifiers
Motor-Assisted Bicycles
Electronic and Electric Products for Bicycles
Home-Use Pumps
Medical Sterilizing Equipment
Medical-Use Refrigerators
Ultralow-Temperature Freezers
Automatic Tablet-Wrapping Machines
Compressors for Freezers and for Refrigerators and Air Conditioners

Sales by our Home Appliances segment decreased 7.8%, to ¥258,707 million (US$2,156 million). The segment accounted for 11.9% of consolidated net sales, a decrease of 2.0 percentage points from the previous fiscal year. Rising sales of washing machines was the only bright spot in the segment's performance amid downturns in the sales of microwave ovens, refrigerators, and air conditioners.

The balance of regional sales was in the domestic market's favor. Domestic sales accounted for 69% of overall regional sales and overseas sales for the rest.

Domestic sales declined 2.4%, to ¥178,965 million (US$1,491 million). Our introduction of the industry's first Top-Open Drum washer-dryer substantially boosted our sales of washing machines. In addition, our highly original microwave oven that can steam cook contributed strongly to segment sales. On the other hand, the depressed economy and declining prices had a significant impact on our sales of air conditioners and refrigerators, which lost ground during the fiscal year.

Overseas sales fell 18.1%, to ¥79,742 million (US$665 million). Our product performance was mixed, with sales of air conditioners rising, while sales of refrigerators and washing machines declined. Washing machines have always accounted for a major portion of our domestic sales, so the fall off in their overseas sales during the fiscal year was not a major factor in the overall decline in segment sales.

During the fiscal year, Sanyo continued its strategy of the selective and focused use of resources in dealing in particular with its home-use air-conditioner operations. The Group, for example, moved its entire production of home-use air conditioners to China. In April 2003, Sanyo concluded a joint R&D agreement with Samsung Electronics Co., Ltd., of the Republic of Korea, to maintain its competitiveness in the home-use air-conditioner business. Demand for higher-value-added products, moreover, is increasing in Korea, so the two companies plan to combine their superior resources to speed up product development to match demand.





Sales (Billion ¥)

11.9% of net sales

2003	258.7
2002	280.7
2001	297.7

Operating Income (Billion ¥)

2003	-10.5
2002	-0.8
2001	1.4

Assets (Billion ¥)

2003	230.9
2002	262.6
2001	286.4

Capital Expenditure (Billion ¥)

2003	7.3
2002	10.5
2001	13.8

Sales by our Industrial and Commercial Equipment segment decreased 15.1%, to ¥189,910 million (US$1,583 million). This business segment accounted for 8.7% of our consolidated net sales, sinking 2.3 percentage points from the previous fiscal year. Sales of our supermarket showcases expanded favorably but could not cover the major reason for the decline during the fiscal year: the loss of our vending machine business, which we divested in April 2002. Sales of the segment's other products fluctuated, rising or declining slightly.

Domestic sales contributed the overwhelming portion of segment sales, at 82%. Overseas sales added 18%.

Domestic sales slumped 21.2%, to ¥156,094 million (US$1,301 million). Private-sector capital investment remained weak during the fiscal year, but the decline in demand experienced in the previous fiscal year after the enforcement of the Law Concerning Measures by Large-Scale Retail Stores gradually resolved itself, and sales of our supermarket showcases rose. Our commercial kitchen appliance sales also rose slightly.

Industrial and Commercial Equipment

Refrigerated Showcases
Freezer Showcases
Water Coolers
Supermarket Showcases
Commercial Freezers and Refrigerators
Prefabricated Freezers
Ice Makers
Package Air Conditioners
Gas-Engine Heat-Pump Air Conditioners
Absorption Chillers and Heaters
Beverage Dispensers
Golf Cart Systems
Automatic Chip Mounters

Overseas sales climbed 31.8%, to ¥33,816 million (US$282 million). Robust sales of our supermarket showcases and package air conditioners supported this substantial increase.

This business segment also manufactures and sells bio-related equipment used in companies' R&D programs, pharmaceuticals-related equipment, and testing-related equipment. In its environmental business, the segment is developing water treatment technologies, such as devices for water purification and for sterilizing pools and baths, for processing water used in semiconductor manufacturing, and for removing phosphorous from wastewater.







Sales (Billion ¥)
8.7%
of net sales
2003
189.9
2002
223.8
2001
256.1



Operating Income (Billion ¥)
2003
1.2
2002
- 0.3
2001
14.7



Assets (Billion ¥)
2003
155.2
2002
202.0
2001
196.5



Capital Expenditure (Billion ¥)
2003
2.3
2002
2.7
2001
5.8

Electronic Devices

MOS-LSIs
BIP-LSIs
Thick-Film ICs
LCDs
Transistors
Diodes
CCD
LEDs
Laser Diodes
Organic Semiconductive Condensers
Electronic Components

Sales by our Electronic Devices segment rose 17.1%, to ¥443,985 million (US$3,700 million). This segment generated 20.3% of our consolidated net sales, adding 1.6 percentage points from a year earlier. The major factor in the jump in sales was a general recovery in our sales of LCDs, semiconductors, and electronic components. Notably, sales of LCDs rose one and a half times.

Overseas sales formed the larger part of segment sales, at 62%. Domestic sales contributed 38%.

Domestic sales advanced 18.1%, to ¥168,030 million (US$1,400 million). Our digital television and cellular and PHS phones sold well, and, in general, our sales of semiconductor devices, such as CCDs for cellular and PHS phones with embedded cameras, and of electronic components increased. Following the overall trend in the business segment, sales of our LCDs and semiconductors posted substantial gains.

Overseas sales increased 16.6%, to ¥275,955 million (US$2,300 million). The growth in our sales of LCDs was also notable overseas, and our sales of semiconductors also were favorable. A highlight of the fiscal year saw Sanyo complete its third production base in China in June 2002. Sanyo plans to produce low-temperature polysilicon thin-film transistor (TFT) LCDs, organic electroluminescence displays (OELDs), and ultracompact CCD cameras at its new China-based wholly owned subsidiary.





Sanyo commenced commercial shipments of the world's first full-color active matrix type organic light-emitting diode (OLED) display, which we developed jointly in a venture with the Eastman Kodak Company.

Our sales of the Sanyo-developed high-power blue-violet laser diode will begin in fall 2003. Blue-violet lasers are considered the optimum light sources for the recording and playback of the next-generation large-capacity optical disks that are expected to drive market expansion.

Sanyo's capital investment in semiconductors, one of Sanyo's two major areas of investment, totaled ¥19.4 billion during the fiscal year under review. Sanyo plans to increase its investment in semiconductors to ¥29.6 billion in the fiscal year ahead.

Sales (Billion ¥)

20.3% of net sales

2003	444.0
2002	379.1
2001	447.7

Operating Income (Billion ¥)

2003	21.6
2002	-3.9
2001	36.3

Assets (Billion ¥)

2003	582.1
2002	586.6
2001	610.2

Capital Expenditure (Billion ¥)

2003	31.7
2002	45.4
2001	87.1

Sales by our Batteries segment advanced 4.6%, to ¥286,396 million (US$2,387 million). Despite seeing its share of consolidated net sales drop 0.4 percentage points, to 13.1%, from the year before, this business segment added ¥12.5 billion in sales in the fiscal year under review. This sales growth can mainly be attributed to recovery in demand for cellular and PHS phones and personal computers (PCs).

Overseas sales accounted for the chief portion of sales, at 73%. Domestic sales provided 27%.

Sanyo's batteries are overwhelming market leaders in many fields. They boast a 61% share of the cellular and PHS phone market and a 40% share of the notebook computer market. Sanyo's rechargeable batteries, meanwhile, hold the top share of the global market.

Domestic sales edged down 0.3%, to ¥77,143 million (US$643 million). Domestic sales slipped overall because of the shift to lithium-ion from nickel-metal-hydride rechargeable batteries in cellular and PHS phones.

Batteries

Lithium-Ion Rechargeable Batteries

Nickel-Cadmium Rechargeable Batteries

Nickel-Metal-Hydride Rechargeable Batteries

Lithium Batteries

Alkaline Batteries

Manganese Batteries

Solar Cells

Solar-Cell Power Systems

Shavers





Overseas sales increased 6.5%, to ¥209,253 million (US$1,744 million). The hike in sales was related to recovery in demand for cellular and PHS phones and PCs.

During the fiscal year, Sanyo further solidified its position as the world's top manufacturer of lithium-ion batteries. It did so by acquiring 51% of the shares of GS-Melcotec Co., Ltd., a subsidiary of Japan Storage Battery Co., Ltd., and a leading maker of lithium-ion batteries.

Sanyo continued to actively develop the solar cell market domestically and overseas. In November 2002, Sanyo began sales of its HIT solar cell in Europe using its sales network for rechargeable batteries. Sanyo also proceeded with preparations to begin manufacturing HIT photovoltaic modules in the United States in summer 2003. As in Europe, Sanyo will sell its HIT solar cell in the United States through its sales network for rechargeable batteries.

Sanyo's capital investment in batteries, the second of Sanyo's two major investment areas, amounted to ¥21.5 billion in the fiscal year under review. Sanyo will bump this figure up to ¥26.8 billion in the fiscal year ahead.

Sales (Billion ¥)

13.1% of net sales

2003	286.4
2002	273.9
2001	303.9

Operating Income (Billion ¥)

2003	24.7
2002	24.1
2001	38.6

Assets (Billion ¥)

2003	274.3
2002	273.6
2001	298.6

Capital Expenditure (Billion ¥)

2003	21.8
2002	17.3
2001	33.7

Others and Operating Revenue

Sales by our Others segment increased 59.5%, to ¥96,185 million (US$801 million), over the year before, thanks to growth in the housing business. Our Others business segment operations include sales of such items as imported goods, molds, and various parts.

During the fiscal year under review, the Sanyo Group took steps to further reinforce its strength in the housing business by leveraging its advantage as a manufacturer of consumer electronics. Those steps included Sanyo's acquisition of Kubota House Co., Ltd. The Sanyo Group plans to develop its housing business by being comprehensive–handling everything from the construction of condominiums, imported housing, and prefabricated housing to sales. In addition, Sanyo utilizes its know-how as a consumer electronics manufacturer to offer ventilation systems, solar power generation systems, and other products that use diverse advanced electronics technologies.

Our operating revenues from financial services, such as credit finance, and from logistics services grew 4.5%, to ¥91,322 million (US$761 million). The Sanyo Group provides a wide range of financial services, including finance, insurance, securities brokerage, and asset management. Sanyo Electric Credit Co., Ltd., shares of which are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange, operates corporate leasing and consumer loan businesses. In addition, it has recently entered the corporate finance business, which has strong growth potential in Japan.

The Sanyo Group is utilizing its international and domestic networks to develop procurement and wholesale services as part of its logistics offerings. In January 2003, Sanyo formed a capital tie-up with NTT DATA Corporation, forming NTT DATA Sanyo System Corporation. This company provides IT-related business solution and system creation and operating services and sells package software.







Sales and Operating Revenue (Billion ¥)

2003	187.5
2002	147.7
2001	142.8

Operating Income (Billion ¥)

2003	22.6
2002	22.0
2001	20.3

Assets (Billion ¥)

2003	643.5
2002	614.5
2001	590.7

Capital Expenditure (Billion ¥)

2003	6.0
2002	3.9
2001	5.8

FOR THE BRIGHT FUTURE OF PEOPLE AND THE EARTH

The SANYO Group is energetically involved in the research and development of environmental technologies to promote the harmonious coexistence of environmental preservation and economic activities and through its efforts has developed a wide range of environmental technologies.

Examples of these technologies in the clean energy field include solar cells using sunlight and fuel cells using hydrogen as energy sources and transforming into water when completely combusted. An example in the clean aqua field is technology to remove nitrogen and phosphorous from wastewater. In other fields, examples include energy-saving technology, battery technology, high-efficiency waste heat driving technology, CO_2 systems, waste bio-processing technology, and lead-free solders.

The SANYO Group is applying these environmental technologies for practical use in global environmental preservation and greater living comfort to contribute to achieving a recycling-oriented society.

For the bright future of people and the earth, the SANYO Group is elevating "Technologies and the mind" and challenging the century of the environment.

Environmental action plan *Action E21*

SANYO promotes environmental conservation from the three different innovative approaches of process, products, and mind.

Action E21
EARTH·ECOLOGY·ENVIRONMENT·ENERGY·ECONOMY

PRODUCTS

Developing environment-conserving products for enhanced environmental performance and environmentally harmonious products that have reduced environmental impact.

PROCESS

Realizing manufacturing activities that minimize their harm to the environment through energy and resource conservation and the reduction of industrial waste.

MIND

Contributing to creating a recycling-oriented society with an emphasis on energy/resource-saving and recycling efforts.

GROUP ENVIRONMENTAL MANAGEMENT SYSTEM CERTIFICATION ISO 14001

Caring for the environment lies at the very heart of SANYO's management philosophy. This is reflected in the drive for ISO 14001. Following the individual certification of 24 centers across Japan, SANYO obtained ISO 14001 Group Environmental Management certification in March 2001. As SANYO progresses with its own *Action E21* environmental campaign, it aims to be a true leader in environmentally sound business practices, balancing economic development with protection of the natural world.

RECYCLING OF HOUSEHOLD APPLIANCES

To assure appropriate disposal of end-of-life household appliances and the effective use of resources, SANYO has built a full-fledged recycling system in cooperation with related organizations. Jointly established recycling plants include JFE Urban Recycle Business Network Corporation (photo).


RBN
RBN

REDUCTION OF WASTE

As part of its zero emissions challenge, SANYO promotes the recycling of industrial waste, including waste plastics, waste acid, and waste alkali, as well as general waste, such as kitchen refuse and paper.



Developer waste condensation system



Inorganic wastewater treatment system

C L E A N   E N E R G Y

PHOTOVOLTAIC POWER GENERATING TECHNOLOGY

Sanyo provides society with products that transform solar power into energy. The sun is a source of enormous energy, and the Sanyo Group strives to develop technologies and products that can transform its energy into electrical and thermal energy for use in various settings for industry and living.







Solar Ark (upper right) *and Photovoltaic Power Generating System for private house*

CLEAN ENERGY NETWORK: GENESIS PROJECT

The Genesis Project aims to supply energy throughout the world using large-scale photovoltaic power generating systems. Energy shortfalls are becoming a serious global issue in the 21st century. So Sanyo dreams of designing a clean energy supply station for the planet utilizing the photovoltaic power generation technology that it has developed over the years.

This is the Genesis Project. Its objective is to meet the global demand for energy by constructing large-scale photovoltaic power generating systems on the plains and in the deserts and oceans of the world, all of them connected by a network of superconductive cables. In realizing this dream, Sanyo is promoting corporate activities that balance environmental preservation and economic benefits.



Genesis is a global photovoltaic power generating system project. The result will be a system that provides for the power needs of the world by covering 4% of the planet's desert area with solar panels.

C L E A N   A Q U A

WATER PROCESSING TECHNOLOGIES

The Sanyo Group protects the world's precious water resources by developing products that use water efficiently. Referred to as water processing technologies, these products span a wide range, extending from household appliances to industrial water processing equipment. The Sanyo Group also continues to work hard to ensure clean water.







This Sanyo Top-Open Drum washer-dryer (above) *features a non-detergent course. Sanyo's equipment to ensure clean water includes equipment to remove phosphorous from wastewater* (lower right) *and the water-purifying and bacteria-removing Aqua Clean System* (upper right).

PLAN TO RETURN LAKE BIWA TO THE ENVIRONMENT OF ONE MILLION YEARS AGO

The Sanyo Group extends its water processing technologies and its strong commitment to the environment to clean water preservation and reclamation projects. Showcasing the Group's efforts in this regard is its work on Lake Biwa, Japan's largest lake, which estimates say was created approximately four million years ago.

Since establishing its washing machine production plant near Lake Biwa, Sanyo has worked to develop environmentally friendly technologies and products and to carefully preserve the lake's ecological balance. In recent years, the Sanyo Group has formulated a plan to return Lake Biwa to its environment of one million years ago utilizing the Group's electrolysis-based water purification and sterilization technologies. This dream sees Sanyo position water electrolysis equipment at the mouths of each of the 460 rivers flowing into Lake Biwa and having that equipment inject purified and sterilized water into the lake.



Lake Biwa: This water source for 14 million people in the Kinki region is fed by 460 rivers, is the largest lake in Japan, and boasts an ecosystem that supports roughly 600 animal and 500 plant species.

SPEEDING THE DEVELOPMENT OF PRODUCTS AND OF NEW BUSINESSES

Our R&D activities are focused on the major research themes of Digital & Devices and Energy & Ecology. And Sanyo Technology R&D Headquarters works seamlessly with each of the Company's in-house operations based on those themes. The overall aims are the speedy development of technology in tune with market needs and the development of high-value-added products that generate surprise and excitement in the market.

During the fiscal year under review, we reorganized our head office R&D organization. Our aim in this regard is to combine different fields of technology and to integrate different levels of technology development, from basic to application technologies. We have ramped up our efforts to create new businesses as a result of this reorganization.

In addition, in May 2002 we opened our Energy R&D Center, which becomes our base for rechargeable battery and other soft energy-related R&D. Supported by our new organization, we are targeting shorter time lines for the processes from R&D to commercialization. We also, moreover, are collaborating with our business partners in joint development projects from the research stage onward.

In Japan, we have three research centers operating under our Technology R&D Headquarters. Overseas, Sanyo Technology Center USA carries out information collection activities in the multimedia, device, environment, and energy fields and conducts product planning and marketing activities.

Following are some of the highlights of our research programs during the fiscal year under review.

DIGITAL & DEVICES

- A digital camera with video clip capability featuring a 3.2 million pixel CCD and a high-speed image-processing engine.
- A cellular phone handset compatible with third-generation cellular phone services.
- A home-use LCD projector that provides high-resolution, large-screen images from short distances and that has a lens that can be adjusted up and down, left and right.
- A 15-inch OELD that incorporates highly effective white light-emitting material.
- A wireless TV set that allows viewers to choose any location inside a house to enjoy watching visual software.
- A 50-inch 3-D plasma display that can be viewed by multiple people without special 3-D glasses.
- The world's smallest battery-operated CCD camera system with low energy consumption for cellular phones. The 1/7-inch system has a resolution of 310 thousand pixels.
- A blue-violet laser diode that has the necessary high-power and low-noise features for the recording and playback of next-generation large-capacity optical disk systems. Its pulse light output of 100 megawatts is the highest in the world.
- The industry's smallest (1.8-millimeter) high-frequency surface acoustic wave (SAW) filter.

ENERGY & ECOLOGY

- The first home-use solar photovoltaic module to break the 200-watt barrier. The system uses Sanyo's HIT solar cells, which boast the world's highest power conversion efficiency, at 19.5%.
- An AA-type high-capacity nickel-metal-hydride battery that is optimal for use in digital mobile devices. The battery's 2,100-megawatt-hour capacity is the largest in the industry.
- A next-generation hybrid bicycle with an electric motor featuring the industry's first brake recharging system.
- An energy conservation system with integrated control of freezing, refrigerating, and air-conditioning equipment for supermarkets and convenience stores.
- The industry's first fuel tank type 8-kilowatt commercial cogeneration system, which uses proprietary inverter technology and engine revolution control to substantially improve partial load efficiency.
- Electrolysis technology to efficiently remove nitrogen and phosphorous–major contributors to pollution–from wastewater.
- A position-changing medical bed that turns patients naturally while they are sleeping, and a Murphy bathtub that eases the bathing of patients by nursing care staff.

SELECTED FINANCIAL DATA

SANYO Electric Co., Ltd. and Subsidiaries As of and for the years ended March 31, 2003, 2002, 2001, 2000, and 1999

	Millions of Yen					Thousands of U.S. Dollars (Note a)
	2003	2002	2001	2000	1999	**2003**
For the year:						
Net sales	**¥2,182,553**	¥2,024,719	¥2,157,318	¥1,940,378	¥1,818,153	**$18,187,942**
Operating income	**78,299**	53,074	106,591	62,095	31,768	**652,492**
(Loss) income before income taxes and minority interests	**(84,870)**	3,274	73,484	36,953	(14,964)	**(707,250)**
Net (loss) income	**(72,817)**	1,727	42,201	21,686	(25,883)	**(606,808)**
Capital expenditure	**97,527**	102,194	169,990	90,226	88,811	**812,725**
Depreciation and amortization	**124,762**	125,443	117,289	98,711	102,952	**1,039,683**
At the year-end:						
Total stockholders' equity	**¥ 481,192**	¥ 602,175	¥ 652,322	¥ 665,454	¥ 695,615	**$ 4,009,933**
Total assets	**2,744,526**	2,749,709	2,945,274	2,706,055	2,662,525	**22,871,050**
Per share:						
(yen and U.S. dollars) (Note b):						
Net (loss) income:						
Basic	**¥ (39.1)**	¥ 0.9	¥ 22.6	¥ 11.5	¥ (13.5)	**$ (0.326)**
Diluted	**(39.1)**	0.9	22.1	11.4	(13.5)	**(0.326)**
Cash dividends declared	**6.0**	6.0	6.0	5.0	5.0	**0.050**
Per American Depositary Share:						
(yen and U.S. dollars) (Notes b and c):						
Net (loss) income:						
Basic	**¥ (195.5)**	¥ 4.5	¥ 113.0	¥ 57.5	¥ (67.5)	**$ (1.629)**
Diluted	**(195.5)**	4.5	110.5	57.0	(67.5)	**(1.629)**
Cash dividends declared	**30.0**	30.0	30.0	25.0	25.0	**0.250**
Weighted average number of shares						
(thousands) (Note b)	**1,863,198**	1,870,510	1,871,376	1,889,477	1,920,197	
Sales by product category:						
AV/Information and Communications Equipment	**¥ 907,370**	¥ 807,045	¥ 792,813	¥ 694,975	¥ 623,774	**$ 7,561,417**
Home Appliances	**258,707**	280,690	297,730	301,637	311,987	**2,155,892**
Industrial and Commercial Equipment	**189,910**	223,768	256,142	240,325	248,269	**1,582,583**
Electronic Devices	**443,985**	379,050	447,654	392,726	351,727	**3,699,875**
Batteries	**286,396**	273,863	303,863	254,906	217,474	**2,386,633**
Others	**96,185**	60,303	59,116	55,809	64,922	**801,542**
Net sales	**¥2,182,553**	¥2,024,719	¥2,157,318	¥1,940,378	¥1,818,153	**$18,187,942**
Sales by area:						
Japan	**¥1,123,543**	¥1,095,611	¥1,100,278	¥ 981,682	¥ 956,538	**$ 9,362,858**
Asia	**549,785**	430,243	468,458	405,493	368,498	**4,581,542**
North America	**294,206**	302,884	365,726	361,177	307,949	**2,451,717**
Europe	**167,783**	156,075	187,542	155,389	146,272	**1,398,192**
Others	**47,236**	39,906	35,314	36,637	38,896	**393,633**
Net sales	**¥2,182,553**	¥2,024,719	¥2,157,318	¥1,940,378	¥1,818,153	**$18,187,942**
Other information:						
Price range of common stock						
(Tokyo Stock Exchange; yen and U.S. dollars):						
High	**¥ 633**	¥ 847	¥ 1,060	¥ 694	¥ 434	**$ 5.275**
Low	**264**	418	616	385	297	**2.200**
Number of employees (at the year-end)	**79,025**	80,500	86,009	83,519	77,071	

Notes: (a) U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥120 = US$1, the approximate Tokyo foreign exchange market rate as of March 31, 2003. See Note 2 of Notes to Consolidated Financial Statements.
(b) See Notes 1 and 16 of Notes to Consolidated Financial Statements.
(c) One American Depositary Share represents five shares of common stock.

OVERVIEW

The principles of selectivity and focus underlay the Sanyo Group's pursuit of reform amid the difficult business conditions worldwide during fiscal 2003, ended March 31, 2003. We strengthened our lithium-ion battery business through an acquisition, sold our chip mounter business, and formed a capital tie-up in the information and communications business. The year also saw us begin commercial shipments of the world's first full-color active matrix type organic light-emitting diode (OLED) display, which we developed jointly with the Eastman Kodak Company, of the United States. This OLED is expected to become the next-generation display format.

Despite an unfavorable economic climate, our performance by business segment for the year under review was largely favorable. Sales rose for our two main segments: AV/Information and Communications Equipment, mainly digital cameras, cellular phones, and LCD projectors, and Electronic Devices, principally semiconductors and electronic components.

Our financial activities during the year hint at the difficult conditions surrounding our operations. We restricted growth in capital by substantially reducing inventories, aiming to make the most efficient use of total capital employed. In addition, we redoubled our efforts to reduce interest-bearing debt. Restricted capital growth notwithstanding, we continued to allocate resources to fields that we selected as focuses. Moreover, we took steps to improve the quality of our assets. We posted losses from our write-down of investment securities and of investments and advances (receivables) to subsidiaries, among other measures.

Consolidated net sales and operating revenue for the fiscal year ended March 31, 2003, rose ¥161.7 billion, or 7.7%, to ¥2,273.9 billion (US$18,949 million). The gain was supported by increased sales for our AV/Information and Communications Equipment and Electronic Devices business segments and for our credit finance and various businesses in our Others segment.

Operating income registered a notable jump of ¥25.2 billion, or 47.5%, to ¥78.3 billion (US$652 million), thanks to sales growth and improved business efficiency. Yet despite these increases, our bottom line was eroded by the losses from our ¥78.2 billion evaluation loss on investment securities and our ¥30.4 billion devaluation and disposal of investments and bad debts to subsidiaries. Consequently, we unavoidably recorded a loss before income taxes and minority interests and a net loss of ¥84.9 billion (US$707 million) and ¥72.8 billion (US$607 million).

Free cash flow for the fiscal year under review recovered from the net cash outflow positions posted in the previous two fiscal years, to a net cash inflow of ¥70.1 billion (US$584 million), representing an improvement of ¥89.7 billion. This result came despite the loss recorded in the period because net cash provided by operating activities was almost the same as in the previous fiscal year and because net cash used in investing activities decreased substantially.

In keeping with the Company's policy of paying dividends, cash dividends applicable to the period comprised an annual dividend of ¥6.0 (US$0.050) per share. Cash dividends per five American Depositary Shares (ADS's), meanwhile, amounted to ¥30.0 (US$0.250) per share.

Information on the Presentation of Consolidated Statements and Notes

At March 31, 2003, the Company had 117 consolidated subsidiaries, a net decrease of 6 companies (4 new companies and 10 eliminations), and 51 subsidiaries and affiliates accounted for on an equity basis, a net decrease of 1 company (6 new companies and 7 eliminations).

NET SALES AND OPERATING REVENUE

Net sales expanded ¥157.8 billion, or 7.8%, to ¥2,182.6 billion (US$18,188 million). Among business segments, AV/Information and Communications Equipment sales climbed ¥100.3 billion, or 12.4%, to ¥907.4 billion (US$7,561 million), on the strength of sales of optical pickups, cellular phones, digital cameras, and LCD projectors. Electronic Devices sales, particularly in LCDs, semiconductors, and electronic components, also contributed to overall sales growth, rising ¥64.9 billion, or 17.1%, to ¥444.0 billion (US$3,700 million). Sales by our Batteries segment rose along with the recovery in demand for cellular phone handsets, personal computers, and other items. And sales by our Others segment posted a marked increase because of increased acquisitions by the housing business.

Net Sales by Segment (Billion ¥)


2003 907 259 190 444 286 96
2002 807 281 224 379 274 60
2001 793 298 256 448 304 59
2000 695 302 240 393 255 56
1999 624 312 248 352 217 65
AV/ Information and Communications Equipment
Home Appliances
Industrial and Commercial Equipment
Electronic Devices
Batteries
Others

Home Appliances segment sales, however, slumped because of a decline in the sales of microwave ovens, refrigerators, and air conditioners. Sales by our Industrial and Commercial Equipment segment likewise dropped, primarily because of the impact on our business of our selling off of our vending machine business.

Domestic net sales registered solid growth, increasing ¥27.9 billion, or 2.5%, to ¥1,123.6 billion (US$9,363 million). The major contributor to Sanyo's overall sales growth, overseas net sales, totaled ¥1,059.0 billion (US$8,825 million), a remarkable ¥129.9 billion, or 14.0%, increase based mainly on sales growth in Asia. Accordingly, overseas sales as a percentage of consolidated net sales climbed 2.6 percentage points, to 48.5%, while domestic sales as a percentage of consolidated net sales fell by the same percentage points, to 51.5%

For breakdowns of net sales by business and geographic segments, please see the review of operations.

Operating revenue increased ¥3.9 billion, or 4.5%, to ¥91.3 billion (US$761 million). This increase can be attributed to favorable growth in finance leases and corporate loans in the Group's credit business.

COSTS, EXPENSES, AND OPERATING INCOME

Cost of sales amounted to ¥1,817.1 billion (US$15,143 million), an increase of ¥112.3 billion, or 6.6%, from the previous fiscal year, falling short of the 7.8% growth in net sales by 1.2 percentage points. As a result, the cost of sales ratio declined 0.9 percentage points, to 83.3%, from 84.2% in the preceding fiscal year. The decrease in the cost of sales ratio was principally due to the production efficiency gain by our business segments, to our cost reduction campaigns, and to a decrease in the fixed cost burden produced by higher net sales.

R&D Expenses/R&D Expenses to Net Sales (Billion ¥, %)


2003
5.5
121
2002
5.3
107
2001
5.0
109
2000
5.1
100
1999
5.2
94

Operating Income (Billion ¥)


2003
78
2002
53
2001
107
2000
62
1999
32

Our efforts to restrain our business expenses notwithstanding, increases in expenses, especially in R&D expenses, produced a ¥24.2 billion, or 6.8%, increase in SG&A expenses, to ¥378.5 billion (US$3,154 million). As a proportion of net sales, SG&A expenses declined a marginal 0.2%, to 17.3%, because expenses grew less than sales. R&D expenses included in SG&A expenses totaled ¥120.8 billion (US$1,007 million), climbing ¥13.8 billion, or 12.9% year on year. Reflecting this increase, R&D expenses as a percentage of net sales were 5.5%, rising 0.2 percentage points from 5.3% in the previous fiscal year. The higher figure can be attributed to the continued focus of R&D investments on digital and device and energy and ecology related fields. For greater details, please see the discussion of our R&D for the year.

Mainly because of improved gross profit, operating income rose ¥25.2 billion, or 47.5%, to ¥78.3 billion (US$652 million), despite the expansion in SG&A expenses. Operating income as a percentage of net sales increased 1.0 percentage point, to 3.6%.

Interest Coverage (Times)


2003
4.6
2002
2.7
2001
4.4
2000
2.6
1999
1.4

A summary of operating income by business and geographical segments follows. For details, please see the tables below and on page 22.

BUSINESS SEGMENT

• AV/Information and Communications Equipment

The AV/Information and Communications Equipment segment remains one of the main contributors to overall profitability at Sanyo, along with Electronic Devices. Its operating income jumped ¥7.8 billion, or 23.8%, to ¥40.5 billion (US$338 million), thanks to firm sales of LCD projectors, digital cameras, cellular and PHS phones, and optical pickups.

• Home Appliances

Our Home Appliances segment suffered an operating loss to ¥10.5 billion (US$88 million), decreasing ¥9.6 billion compared with the previous fiscal year. Although sales of washing machines increased, sales of microwave ovens, refrigerators, and air conditioners slumped.

• Industrial and Commercial Equipment

Increased sales of supermarket showcases helped our Industrial and Commercial Equipment segment overcome our sale of our vending machine business. Operating income rebounded from the operating loss of the previous fiscal year, rising ¥1.5 billion, to ¥1.2 billion (US$10 million).

Business Segments (Unaudited)

	2003						
	Billions of Yen						
	Net Sales and Operating Revenue			Operating Income (Loss)	Assets	Depreciation and Amortization	Capital Expenditure
	External	Intersegment	Total				
AV/Information and Communications Equipment	¥ 907.4	¥ 3.1	¥ 910.5	¥ 40.5	¥ 536.1	¥ 25.8	¥22.0
Home Appliances	258.7	6.8	265.5	(10.5)	230.9	12.0	7.3
Industrial and Commercial Equipment	189.9	2.8	192.7	1.2	155.2	4.0	2.3
Electronic Devices	444.0	20.8	464.8	21.6	582.1	53.1	31.7
Batteries	286.4	8.0	294.4	24.7	274.3	20.8	21.8
Others	187.5	14.8	202.3	22.6	643.5	4.3	6.0
Sub-total	2,273.9	56.3	2,330.2	100.1	2,422.1	120.0	91.1
Corporate and eliminations	—	(56.3)	(56.3)	(21.8)	322.4	4.8	6.4
Total	¥2,273.9	¥ —	¥2,273.9	¥ 78.3	¥2,744.5	¥124.8	¥97.5
	Millions of U.S. Dollars						
AV/Information and Communications Equipment	$ 7,561	$ 26	$ 7,587	$338	$ 4,468	$ 215	$183
Home Appliances	2,156	57	2,213	(88)	1,924	100	61
Industrial and Commercial Equipment	1,583	23	1,606	10	1,293	33	19
Electronic Devices	3,700	173	3,873	180	4,851	443	264
Batteries	2,386	67	2,453	206	2,286	173	182
Others	1,563	123	1,686	188	5,362	36	50
Sub-total	18,949	469	19,418	834	20,184	1,000	759
Corporate and eliminations	—	(469)	(469)	(181)	2,687	40	54
Total	$18,949	$ —	$18,949	$653	$22,871	$1,040	$813

	2002						
	Billions of Yen						
	Net Sales and Operating Revenue			Operating Income (Loss)	Assets	Depreciation and Amortization	Capital Expenditure
	External	Intersegment	Total				
AV/Information and Communications Equipment	¥ 807.1	¥ 3.5	¥ 810.6	¥32.7	¥ 488.6	¥ 24.1	¥ 17.9
Home Appliances	280.7	7.4	288.1	(0.8)	262.6	12.1	10.5
Industrial and Commercial Equipment	223.8	1.9	225.7	(0.3)	202.0	4.8	2.7
Electronic Devices	379.0	16.1	395.1	(3.9)	586.6	55.4	45.4
Batteries	273.8	6.4	280.2	24.0	273.6	20.6	17.3
Others	147.7	16.6	164.3	22.0	614.5	4.0	3.9
Sub-total	2,112.1	51.9	2,164.0	73.7	2,427.9	121.0	97.7
Corporate and eliminations	—	(51.9)	(51.9)	(20.6)	321.8	4.4	4.5
Total	¥2,112.1	¥ —	¥2,112.1	¥53.1	¥2,749.7	¥125.4	¥102.2

Geographic Segments (Unaudited)

	2003				
	Billions of Yen				
	Net Sales and Operating Revenue			Operating Income	Assets
	External	Intersegment	Total		
Japan	**¥1,592.4**	**¥423.9**	**¥2,016.3**	**¥81.1**	**¥2,036.0**
Asia	**307.4**	**284.5**	**591.9**	**12.2**	**226.9**
North America	**251.0**	**2.3**	**253.3**	**6.3**	**125.7**
Others	**123.1**	**0.5**	**123.6**	**0.3**	**43.4**
Sub-total	**2,273.9**	**711.2**	**2,985.1**	**99.9**	**2,432.0**
Corporate and eliminations	**—**	**(711.2)**	**(711.2)**	**(21.6)**	**312.5**
Total	**¥2,273.9**	**¥ —**	**¥2,273.9**	**¥78.3**	**¥2,744.5**
	Millions of U.S. Dollars				
Japan	**$13,270**	**$3,533**	**$16,803**	**$676**	**$16,967**
Asia	**2,561**	**2,371**	**4,932**	**102**	**1,891**
North America	**2,092**	**19**	**2,111**	**53**	**1,047**
Others	**1,026**	**4**	**1,030**	**2**	**362**
Sub-total	**18,949**	**5,927**	**24,876**	**833**	**20,267**
Corporate and eliminations	**—**	**(5,927)**	**(5,927)**	**(180)**	**2,604**
Total	**$18,949**	**$ —**	**$18,949**	**$653**	**$22,871**

	2002				
	Billions of Yen				
	Net Sales and Operating Revenue			Operating Income (Loss)	Assets
	External	Intersegment	Total		
Japan	¥1,466.2	¥377.4	¥1,843.6	¥59.6	¥1,970.2
Asia	267.9	248.7	516.6	11.2	256.2
North America	252.6	2.6	255.2	3.7	147.6
Others	125.4	0.6	126.0	(0.2)	49.8
Sub-total	2,112.1	629.3	2,741.4	74.3	2,423.8
Corporate and eliminations	—	(629.3)	(629.3)	(21.2)	325.9
Total	¥2,112.1	¥ —	¥2,112.1	¥53.1	¥2,749.7

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥120 = US$1, the approximate Tokyo foreign exchange market rate as of March 31, 2003.

• Electronic Devices

A recovery in sales of LCDs, semiconductors, and electronic components moved operating income for our Electronic Devices segment back into the black from the ¥3.9 billion loss in the prior fiscal year. Operating income improved ¥25.5 billion, to ¥21.6 billion (US$180 million), making the segment one of the main contributors to Sanyo's overall operating income.

• Batteries

Supported by a recovery in demand for cellular and PHS phones and personal computers, the operating income of our Batteries segment edged up ¥0.6 billion, or 2.6%, to ¥24.7 billion (US$206 million), showing solid resistance to further declines.

• Others

Our Others segment, too, realized a gain in operating income, of ¥0.6 billion, or 2.8%, to ¥22.6 billion (US$188 million). Profit levels were favorable overall, with growth in housing business acquisition.

GEOGRAPHICAL SEGMENT

• Japan

Operating income for Japan advanced a substantial ¥21.5 billion, or 36.1%, to ¥81.1 billion (US$676 million), and was a main factor in the overall increase in Sanyo's operating income.

• Asia

Asian operating income rose ¥0.9 billion, or 8.4%, to ¥12.2 billion (US$102 million).

• North America

Operating income in North America increased ¥2.6 billion, or 72.1%, to ¥6.3 billion (US$53 million).

• Others

Operating income elsewhere rebounded from the operating loss of ¥0.2 billion in the previous fiscal year, improving ¥0.5 billion, to ¥0.3 billion (US$2 million).

OTHER INCOME (EXPENSES) AND NET INCOME

Other expenses, net, expanded substantially by ¥113.4 billion, to ¥163.2 billion (US$1,360 million). Of this amount, interest expenses, net, declined ¥3.0 billion, to ¥11.5 billion (US$96 million). Interest and dividends income declined ¥1.8 billion, to ¥6.9 billion (US$58 million), mainly because of the lower level of funds invested and the low interest yields. Interest expenses also declined, sinking ¥4.7 billion, to ¥18.5 billion (US$154 million), because the average outstanding balance of interest-bearing debt sank as a result of the high level of redemptions and maturities of interest-bearing debt in the previous fiscal year.

Other, net, soared ¥116.3 billion, to ¥151.7 billion (US$1,264 million). As mentioned, this substantial increase can mainly be attributed to a ¥78.2 billion (US$652 million) evaluation loss on investment securities and to ¥30.4 billion (US$254 million) in job change support expenses for the early retirement of employees related to structural reforms.

As a result of the preceding, the loss before income taxes and minority interests amounted to ¥84.9 billion (US$707 million), down ¥88.1 billion from the previous fiscal year because of the temporary increase in other expenses, net. Current income taxes were ¥23.9 billion (US$199 million), but because of an adjustment of minus ¥37.5 billion (US$312 million) for deferred income taxes the result for net income tax was a refund of ¥13.6 billion (US$113 million). This refund increased the loss before minority interests to ¥71.3 billion (US$594 million), a decline of ¥72.2 billion. After deducting minority interests, Sanyo recorded a loss of ¥72.8 billion (US$607 million), falling ¥74.5 billion from the previous fiscal year.

Basic loss per share was ¥39.1 (US$0.326), compared with net income per share of ¥0.9 in the previous fiscal year. Basic loss per ADS (five common shares) was ¥195.5 (US$1.629), compared with net income per share of ¥4.5 a year earlier. For the annual dividend, please see the related section under overview.

FINANCIAL POSITION

Assets

As a result of the financial strategies mentioned in the overview, total assets at fiscal year-end contracted ¥5.2 billion, or 0.2%, to ¥2,744.5 billion (US$22,871 million).

By type of asset, total current assets increased ¥10.6 billion, to ¥1,476.0 billion (US$12,300 million). The main positive factors in this expansion were a ¥60.1 billion increase in cash and cash equivalents due to an improvement in cash flow; a ¥44.7 billion increase in receivables, primarily because of sales growth; and a ¥6.7 billion rise in other. Among negative factors, securities declined ¥37.5 billion because of devaluation and sales.

Investments and advances decreased ¥43.6 billion, to ¥258.9 billion (US$2,157 million), mainly because of the devaluation of investment.

Net property, plant and equipment decreased ¥35.1 billion, to ¥627.0 billion (US$5,225 million), in book value. During the fiscal year, Sanyo invested ¥97.5 billion in property, plant and equipment in primarily its Batteries and Electronic Devices business segments, including semiconductors. However, net property, plant and equipment fell as a result of an increase in accumulated depreciation and because of decreases stemming from its sale of its vending machine business.

Deferred income taxes–noncurrent–expanded ¥45.2 billion, to ¥185.6 billion (US$1,546 million). This increase occurred primarily because of deferred tax on a variety of items, such as evaluation losses and decreases, resulting from the application of tax effect accounting.

Other assets, increased ¥17.9 billion, to ¥197.1 billion (US$1,643 million), mainly because of an increase of non-current lease receivables.

Capital Expenditures and Sources of Funds (Billion ¥)


2003
98
-73
125
2002
102
2
125
2001
170
42
117
2000
90
22
99
1999
89
-26
103
0
Capital Expenditures
Net Income
Depreciation and Amortization

Liabilities and Stockholders' Equity

Total liabilities grew ¥115.3 billion, or 5.5%, to ¥2,218.5 billion (US$18,488 million). This increase resulted principally from increases in severance payments payable and pension obligations and from growth in purchase liabilities related to the expansion of our business. Of this amount, total short- and long-term interest-bearing debt decreased ¥23.1 billion, to ¥1,143.9 billion (US$9,533 million), as a net effect of new fund-raising, repayments, and redemptions.

Debt to Equity Ratio (%)



2003
41.7
2002
42.4
2001
40.3
2000
42.4
1999
45.3

Composition of Total Capital Employed (Billion ¥)



2003
1,144
1,075
481
2002
1,167
937
602
2001
1,187
1,057
652
2000
1,146
855
665
1999
1,207
737
696
Interest-Bearing Debt
Other Liabilities
Stockholders' Equity

Composition of Interest-Bearing Debt (Billion ¥)



2003
584
560
2002
548
619
2001
580
607
2000
610
536
1999
604
603
Long-Term Debt
Short-Term Borrowings and Current Portion of Long-Term Debt

Major funding during the fiscal year under review included the Company's domestic uncollateralized bond issues, totaling ¥50.0 billion. These funds were raised for the redemption of a ¥20.0 billion domestic uncollateralized bond issue that matured in September 2002 and to increase capital investment funds and other outlays. As a result, long-term debt increased ¥35.9 billion, to ¥583.6 billion (US$4,863 million). On the other hand, short-term borrowings declined ¥57.2 billion, to ¥407.3 billion (US$3,394 million), because of *increased repayments due to an improved cash position.*

Operating liabilities and other liabilities amounted to ¥1,074.6 billion (US$8,955 million), increasing ¥138.4 billion. The principal cause of this increase was a ¥65.9 billion expansion in notes and accounts payable related to business growth. In addition, accrued pension and severance costs rose ¥69.5 billion because of a rise in projected benefit obligation.

Total stockholders' equity decreased ¥121.0 billion, or 20.1%, to ¥481.2 billion (US$4,010 million), and the stockholders' equity ratio edged down 4.4 percentage points, to 17.5%, from 21.9%. The main factors underlying the decrease in stockholders' equity was the ¥84.0 billion decline in retained earnings resulting from the ¥72.8 billion loss and ¥11.2 billion in dividend payments. In addition, accumulated other comprehensive loss grew ¥32.2 billion, to ¥145.6 billion (US$1,214 million), because of an increase in minimum pension liability adjustments. An additional acquisition, of ¥4.8 billion, of treasury stock during the fiscal year raised total treasury stock to ¥7.1 billion (US$59 million).

CASH FLOWS

Cash and cash equivalents (hereafter referred to as cash) at the end of the fiscal period amounted to ¥319.8 billion (US$2,665 million), up ¥60.1 billion from the previous fiscal year-end. This increase can mainly be attributed to the decline in the use of cash in investment activities, particularly property, plant and equipment, during the period under review, resulting in greater free cash flow, and to smaller outflow from financing activities conducted to raise and repay funds. The amount of cash is approximately 1.7 months of average monthly sales of ¥189.5 billion, representing adequate liquidity for normal business operations.

Despite the substantial loss recorded, net cash provided by operating activities was almost the same as in the previous fiscal year, at ¥131.8 billion (US$1,098 million). Net cash inflow, consisting of net income, depreciation and amortization, and other noncash adjustment items, amounted to ¥120.3 billion (US$1,002 million), down ¥18.5 billion from the previous fiscal year. This decrease was due to a decline in our provision for income taxes–deferred and other.

Depreciation and amortization also declined slightly. On the other hand, changes in assets and liabilities, net of effect, produced a net cash inflow of ¥38.3 billion (US$319 million), a ¥26.3 billion improvement thanks to sales growth compared with the net cash inflow of ¥12.0 billion in the previous fiscal year. This cash inflow mainly arose from a substantial increase in notes and accounts payables and a decrease in inventories offset somewhat by a large increase in receivables.

Net cash used in investing activities amounted to ¥61.6 billion (US$514 million), down ¥88.8 billion from the previous fiscal year. This substantial decrease can be attributed to a net inflow of cash from short- and long-term investments and to advances due to various transactions. In addition, payments for purchase of property, plant and equipment decreased ¥56.1 billion, to ¥90.8 billion (US$757 million).

Net cash used in financing activities amounted to ¥7.2 billion (US$60 million), declining ¥47.5 billion from the previous fiscal year. Although there was a decrease in short-term debt due to repayment, long-term debt increased with new issuances of bonds, resulting in a net inflow of ¥9.8 billion (US$82 million) compared with the net outflow of fund-raising, repayment, and redemption of ¥41.6 billion in the previous fiscal year. Dividends paid amounted to ¥11.7 billion (US$98 million), almost the same as in the previous fiscal year.

Cash Flows (Billion ¥)



2003
-62
-7
132
2002
-150
-55
131
2001
-127
9
99
2000
-76
-64
167
1999
-131
28
68
0
Cash Flows Provided by Operating Activities
Cash Flows Used in Investing Activities
Cash Flow (Used in) Provided by Financing Activities

CONSOLIDATED STATEMENTS OF INCOME

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2003, 2002 and 2001

	Millions of Yen			Thousands of U.S. Dollars (Note 2)
	2003	2002	2001	**2003**
Sales and operating revenue:				
Net sales (Note 5)	**¥2,182,553**	¥2,024,719	¥2,157,318	**$18,187,942**
Operating revenue	**91,322**	87,408	83,679	**761,016**
	2,273,875	2,112,127	2,240,997	**18,948,958**
Costs and expenses (Note 15):				
Cost of sales (Note 5)	**1,817,125**	1,704,797	1,767,392	**15,142,708**
Selling, general and administrative	**378,451**	354,256	367,014	**3,153,758**
	2,195,576	2,059,053	2,134,406	**18,296,466**
Operating income	**78,299**	53,074	106,591	**652,492**
Other income:				
Interest and dividends	**6,954**	8,732	9,673	**57,950**
Foreign currency transaction gains, net	—	3,308	8,768	—
Other (Note 6)	**29,017**	23,366	20,584	**241,808**
	35,971	35,406	39,025	**299,758**
Other expenses:				
Interest	**18,463**	23,196	26,427	**153,858**
Foreign currency transaction losses, net	**6,075**	—	—	**50,625**
Evaluation loss on investment securities	**78,197**	22,109	8,007	**651,642**
Devaluation and disposal of investments and bad debts	**30,432**	—	—	**253,600**
Other (Note 6)	**65,973**	39,901	37,698	**549,775**
	199,140	85,206	72,132	**1,659,500**
(Loss) income before income taxes and minority interests	**(84,870)**	3,274	73,484	**(707,250)**
Income taxes (Note 14):				
Current	**23,877**	21,172	29,775	**198,975**
Deferred	**(37,474)**	(18,785)	(3,711)	**(312,283)**
	(13,597)	2,387	26,064	**(113,308)**
(Loss) income before minority interests	**(71,273)**	887	47,420	**(593,942)**
Minority interests	**1,544**	(2,017)	5,219	**12,866**
(Loss) income before cumulative effect of accounting change	**(72,817)**	2,904	42,201	**(606,808)**
Cumulative effect of accounting change	—	(1,177)	—	—
Net (loss) income	**¥ (72,817)**	¥ 1,727	¥ 42,201	**$ (606,808)**

	Yen			U.S. Dollars (Note 2)
Per share:				
Basic (Note 16):				
Basic net (loss) income per share before cumulative effect of accounting change	**¥ (39.1)**	¥1.5	¥22.6	**$ (0.326)**
Cumulative effect of accounting change	—	(0.6)	—	—
Basic net (loss) income per share	**(39.1)**	0.9	22.6	**(0.326)**
Diluted (Note 16):				
Diluted net (loss) income per share before cumulative effect of accounting change	**(39.1)**	1.5	22.1	**(0.326)**
Cumulative effect of accounting change	—	(0.6)	—	—
Diluted net (loss) income per share	**(39.1)**	0.9	22.1	**(0.326)**
Cash dividends declared	**6.0**	6.0	6.0	**0.050**
Per American Depositary Share:				
Basic:				
Basic net (loss) income per share before cumulative effect of accounting change	**¥ (195.5)**	¥ 7.5	¥113.0	**$ (1.629)**
Cumulative effect of accounting change	—	(3.0)	—	—
Basic net (loss) income per share	**(195.5)**	4.5	113.0	**(1.629)**
Diluted:				
Diluted net (loss) income per share before cumulative effect of accounting change	**(195.5)**	7.5	110.5	**(1.629)**
Cumulative effect of accounting change	—	(3.0)	—	—
Diluted net (loss) income per share	**(195.5)**	4.5	110.5	**(1.629)**
Cash dividends declared	**30.0**	30.0	30.0	**0.250**
Weighted average number of shares (thousands)	**1,863,198**	1,870,510	1,871,376	

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

SANYO Electric Co., Ltd. and Subsidiaries March 31, 2003 and 2002

ASSETS	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars (Note 2) 2003
Current assets:			
Cash and cash equivalents:			
Cash	**¥ 145,916**	¥ 78,725	**$ 1,215,967**
Time deposits	**173,837**	180,957	**1,448,642**
	319,753	259,682	**2,664,609**
Short-term investments (Notes 6 and 11)	**29,328**	66,806	**244,400**
Receivables:			
Notes and accounts	**416,580**	395,492	**3,471,500**
Finance receivables (Note 3)	**235,247**	223,487	**1,960,392**
Affiliates and unconsolidated subsidiaries	**57,094**	45,258	**475,783**
Allowance for doubtful accounts	**(28,506)**	(20,720)	**(237,550)**
	680,415	643,517	**5,670,125**
Inventories (Note 4)	**341,226**	404,688	**2,843,550**
Deferred income taxes (Note 14)	**31,435**	23,960	**261,958**
Prepaid expenses and other	**73,812**	66,766	**615,100**
Total current assets	**1,475,969**	1,465,419	**12,299,742**
Investments and advances:			
Affiliates and unconsolidated subsidiaries (Note 5)	**35,263**	36,320	**293,858**
Other (Notes 6 and 11)	**223,604**	266,185	**1,863,367**
	258,867	302,505	**2,157,225**
Property, plant and equipment (Note 7):			
Buildings	**477,324**	483,691	**3,977,700**
Machinery and equipment	**987,442**	1,013,659	**8,228,683**
	1,464,766	1,497,350	**12,206,383**
Accumulated depreciation	**(998,521)**	(999,976)	**(8,321,008)**
	466,245	497,374	**3,885,375**
Land	**144,450**	146,220	**1,203,750**
Construction in progress	**16,300**	18,526	**135,833**
	626,995	662,120	**5,224,958**
Deferred income taxes (Note 14)	**185,563**	140,405	**1,546,358**
Other assets	**197,132**	179,260	**1,642,767**
	¥2,744,526	¥2,749,709	**$22,871,050**

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars (Note 2) 2003
Current liabilities:			
Short-term borrowings (Note 7)	**¥ 407,298**	¥ 464,475	**$ 3,394,150**
Current portion of long-term debt (Note 7)	**153,095**	154,963	**1,275,792**
Notes and accounts payable:			
Trade	**456,781**	391,337	**3,806,508**
Affiliates and unconsolidated subsidiaries	**9,836**	9,405	**81,967**
Construction	**31,598**	30,086	**263,317**
	498,215	430,828	**4,151,792**
Accrued income taxes	**15,372**	16,777	**128,100**
Employees' savings deposits	**24,180**	26,697	**201,500**
Other, including dividends payable and accrued expenses	**228,082**	222,603	**1,900,683**
Total current liabilities	**1,326,242**	1,316,343	**11,052,017**
Long-term debt (Notes 7 and 11)	**583,556**	547,620	**4,862,967**
Accrued pension and severance costs (Note 8)	**308,751**	239,301	**2,572,925**
Total liabilities	**2,218,549**	2,103,264	**18,487,909**
Minority interests in consolidated subsidiaries	**44,785**	44,270	**373,208**
Commitments and contingent liabilities (Note 10)			
Stockholders' equity (Note 13):			
Common stock:			
Authorized:			
March 31, 2003 and 2002—4,921,196 thousand shares			
Issued:			
March 31, 2003—1,872,338 thousand shares	**172,242**	—	**1,435,350**
March 31, 2002—1,872,335 thousand shares	**—**	172,241	**—**
Additional paid-in capital	**336,029**	336,028	**2,800,242**
Retained earnings	**125,686**	209,674	**1,047,383**
Accumulated other comprehensive loss	**(145,648)**	(113,487)	**(1,213,733)**
	488,309	604,456	**4,069,242**
Less, treasury stock at cost:			
2003—17,090,173 shares	**(7,117)**	—	**(59,309)**
2002— 2,161,204 shares	**—**	(2,281)	**—**
Total stockholders' equity	**481,192**	602,175	**4,009,933**
	¥2,744,526	¥2,749,709	**$22,871,050**

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2003, 2002 and 2001

	Millions of Yen								
				Accumulated Other Comprehensive Income (Loss)					
(Number of Shares of Common Stock—Thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Gains (Losses) on Securities	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Net Unrealized Gains (Losses) on Derivatives	Total	Total Comprehensive Income (Loss)
Balance, March 31, 2000 (1,872,327)	¥172,238	¥336,026	¥188,193	¥29,514	¥(38,259)	¥(22,153)	¥ —	¥(30,898)	
Comprehensive income (loss):									
Net income			42,201						¥ 42,201
Other comprehensive income (loss):									
Net unrealized losses on securities (net of tax of ¥25,234 million)				(35,241)				(35,241)	(35,241)
Reclassification adjustments for net losses realized in net income (net of tax of ¥2,381 million) (Note 6)				3,548				3,548	3,548
Foreign currency translation adjustments					13,753			13,753	13,753
Minimum pension liability adjustments (net of tax of ¥18,314 million)						(25,291)		(25,291)	(25,291)
Total									¥ (1,030)
Cash dividends			(11,228)						
Conversion of convertible bonds (8)	3	2							
Balance, March 31, 2001 (1,872,335)	172,241	336,028	219,166	(2,179)	(24,506)	(47,444)	—	(74,129)	
Comprehensive income (loss):									
Net income			1,727						¥ 1,727
Other comprehensive income (loss):									
Net unrealized losses on securities (net of tax of ¥26,680 million) (Note 6)				(37,900)				(37,900)	(37,900)
Reclassification adjustments for net losses realized in net income (net of tax of ¥8,546 million)				12,125				12,125	12,125
Foreign currency translation adjustments					9,333			9,333	9,333
Minimum pension liability adjustments (Note 8) (net of tax of ¥15,384 million)						(21,245)		(21,245)	(21,245)
Cumulative effect of adopting SFAS No. 133 (net of tax of ¥1,762 million)							(807)	(807)	(807)
Net unrealized losses on derivatives (net of tax of ¥1,406 million) (Note 12)							(1,428)	(1,428)	(1,428)
Reclassification adjustments for net losses realized in net income (net of tax of ¥799 million)							564	564	564
Total									¥ (37,631)
Cash dividends			(11,219)						
Balance, March 31, 2002 (1,872,335)	172,241	336,028	209,674	(27,954)	(15,173)	(68,689)	(1,671)	(113,487)	
Comprehensive income (loss):									
Net loss			**(72,817)**						**¥ (72,817)**
Other comprehensive income (loss):									
Net unrealized losses on securities (net of tax of ¥19,922 million) (Note 6)				**(25,864)**				**(25,864)**	**(25,864)**
Reclassification adjustments for net losses realized in net loss (net of tax of ¥31,432 million)				**42,682**				**42,682**	**42,682**
Foreign currency translation adjustments					**(10,990)**			**(10,990)**	**(10,990)**
Minimum pension liability adjustments (Note 8) (net of tax of ¥24,550 million)						**(37,716)**		**(37,716)**	**(37,716)**
Net unrealized losses on derivatives (net of tax of ¥864 million) (Note 12)							**(839)**	**(839)**	**(839)**
Reclassification adjustments for net losses realized in net loss (net of tax of ¥729 million)							**566**	**566**	**566**
Total									**¥(104,978)**
Cash dividends			**(11,171)**						
Conversion of convertible bonds (3)	**1**	**1**							
Balance, March 31, 2003 (1,872,338)	**¥172,242**	**¥336,029**	**¥125,686**	**¥(11,136)**	**¥(26,163)**	**¥(106,405)**	**¥(1,944)**	**¥(145,648)**	
	Thousands of U.S. Dollars (Note 2)								
Balance, March 31, 2002 (1,872,335)	**$1,435,342**	**$2,800,234**	**$1,747,283**	**$(232,950)**	**$(126,442)**	**$(572,408)**	**$ (13,925)**	**$(945,725)**	
Comprehensive income (loss):									
Net loss			**(606,808)**						**$(606,808)**
Other comprehensive income (loss):									
Net unrealized losses on securities (net of tax of $166 million) (Note 6)				**(215,533)**				**(215,533)**	**(215,533)**
Reclassification adjustments for net losses realized in net loss (net of tax of $262 million)				**355,683**				**355,683**	**355,683**
Foreign currency translation adjustments					**(91,583)**			**(91,583)**	**(91,583)**
Minimum pension liability adjustments (Note 8) (net of tax of $205 million)						**(314,300)**		**(314,300)**	**(314,300)**
Net unrealized losses on derivatives (net of tax of $7 million) (Note 12)							**(6,992)**	**(6,992)**	**(6,992)**
Reclassification adjustments for net losses realized in net loss (net of tax of $6 million)							**4,717**	**4,717**	**4,717**
Total									**$(874,816)**
Cash dividends			**(93,092)**						
Conversion of convertible bonds (3)	**8**	**8**							
Balance, March 31, 2003 (1,872,338)	**$1,435,350**	**$2,800,242**	**$1,047,383**	**$ (92,800)**	**$(218,025)**	**$(886,708)**	**$(16,200)**	**$(1,213,733)**	

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2003, 2002 and 2001

	Millions of Yen			Thousands of U.S. Dollars (Note 2)
	2003	2002	2001	2003
Cash flows from operating activities:				
Net (loss) income	**¥(72,817)**	¥ 1,727	¥ 42,201	**$ (606,808)**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**124,762**	125,443	117,289	**1,039,683**
(Gain) loss on sale of marketable securities and investment securities	**(6,038)**	5,963	2,201	**(50,317)**
Evaluation losses on investment securities	**78,197**	22,109	8,007	**651,642**
Devaluation and disposal of investments and bad debts	**30,432**	—	—	**253,600**
Loss on disposal of property, plant and equipment	**5,638**	3,654	4,045	**46,983**
Provision for income taxes—deferred	**(37,474)**	(18,785)	(3,711)	**(312,283)**
Equity in earnings of affiliates and unconsolidated subsidiaries	**(2,429)**	(1,308)	(2,036)	**(20,242)**
Change in assets and liabilities, net of effect of newly consolidated subsidiaries in 2003				
(Increase) decrease in receivables	**(60,493)**	53,179	(107,853)	**(504,108)**
Decrease (increase) in inventories	**54,642**	34,666	(34,236)	**455,350**
Decrease (increase) in prepaid expenses and other	**19,651**	17,468	(26,234)	**163,758**
(Increase) decrease in other assets	**(33,142)**	16,657	(22,547)	**(276,183)**
Increase (decrease) in notes and accounts payable	**61,724**	(70,788)	73,378	**514,367**
Decrease in accrued income taxes	**(1,094)**	(4,696)	(3,590)	**(9,117)**
(Decrease) increase in other current liabilities	**(2,976)**	(34,502)	39,430	**(24,800)**
Other, net	**(26,827)**	(19,879)	13,000	**(223,559)**
Total adjustments	**204,573**	129,181	57,143	**1,704,774**
Net cash provided by operating activities	**131,756**	130,908	99,344	**1,097,966**
Cash flows from investing activities:				
Decrease (increase) in short-term investments	**36,386**	(15,281)	(14,540)	**303,217**
Proceeds from sale of investments and collection of advances	**30,201**	30,879	33,284	**251,675**
Proceeds from sale of property, plant and equipment	**28,012**	24,978	15,214	**233,433**
Payments for purchase of investments and advances	**(46,606)**	(38,921)	(36,967)	**(388,383)**
Payments for purchase of property, plant and equipment	**(90,783)**	(146,891)	(123,641)	**(756,525)**
Proceeds from acquisition of consolidated subsidiaries	**8,058**	—	—	**67,150**
Proceeds from sale of consolidated subsidiaries	**4,813**	—	—	**40,108**
Other, net	**(31,712)**	(5,222)	(80)	**(264,267)**
Net cash used in investing activities	**(61,631)**	(150,458)	(126,730)	**(513,592)**
Cash flows from financing activities:				
(Decrease) increase in short-term borrowings	**(33,638)**	19,652	10,846	**(280,317)**
Proceeds from issuance of long-term debt	**215,635**	122,440	143,804	**1,796,959**
Repayments of long-term debt	**(172,208)**	(183,707)	(133,548)	**(1,435,067)**
Dividends paid	**(11,733)**	(11,794)	(10,842)	**(97,775)**
Repurchases of common stock	**(5,245)**	(1,297)	(879)	**(43,708)**
Net cash (used in) provided by financing activities	**(7,189)**	(54,706)	9,381	**(59,908)**
Effect of exchange rate changes on cash and cash equivalents	**(5,221)**	4,358	6,123	**(43,508)**
Net increase (decrease) in cash and cash equivalents	**57,715**	(69,898)	(11,882)	**480,958**
Cash and cash equivalents of newly consolidated subsidiaries	**2,356**	—	—	**19,634**
Cash and cash equivalents at beginning of year	**259,682**	329,580	341,462	**2,164,017**
Cash and cash equivalents at end of year	**¥319,753**	¥259,682	¥329,580	**$2,664,609**

The accompanying notes are an integral part of these statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sanyo is engaged in development, manufacture and sales in various locations around the world. Sanyo operates in six business segments: "AV/Information and Communications Equipment," "Home Appliances," "Industrial and Commercial Equipment," "Electronic Devices," "Batteries" and "Others." Fiscal 2003 net sales comprised AV/Information and Communications Equipment (42%), Home Appliances (12%), Industrial and Commercial Equipment (9%), Electronic Devices (20%), Batteries (13%) and Others (4%). The principal markets are in Japan, Asia, North America, Europe and others, with sales in each area representing 52%, 25%, 13%, 8% and 2%, respectively, of net sales for the year ended March 31, 2003. Sanyo has manufacturing facilities located in more than 20 countries, principally in Asian areas, such as Japan and China, as well as in North America and Europe.

Accounting Principles

The accounting records of domestic companies are maintained in accordance with accounting practices prevailing in Japan. The accompanying consolidated financial statements reflect the adjustments necessary for a presentation in accordance with generally accepted accounting principles as defined in the United States of America. Such adjustments primarily comprise accruing pension and severance costs and derivative instruments and hedging activities.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Investments in 20%-to-50%-held companies and certain unconsolidated subsidiaries that are not material are, with minor exceptions, carried at cost plus the equity in undistributed earnings, after elimination of unrealized intercompany profits.

Cash Equivalents

All highly liquid investments, including time deposits, are considered to be cash equivalents.

Short-Term Investments and Investments and Advances

Available-for-sale securities are carried at fair market value, with the unrealized holding gains and losses, net of tax, reported in other comprehensive income. For the purpose of computing gains and losses on securities sold, the cost of these securities is determined by the moving average method. Held-to-maturity securities are recorded at amortized cost. Securities that do not have readily determinable fair values are recorded at cost.

Translation of Foreign Currencies

Receivables and payables denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet date, and related transaction gains or losses are included in the determination of net income.

Assets and liabilities of foreign consolidated subsidiaries and affiliates and unconsolidated subsidiaries accounted for on an equity basis are translated into yen at the exchange rates in effect at the balance sheet date. Operating accounts are translated at the average rate of exchange for the period. Translation adjustments result from the process of translating foreign currency financial statements into yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Inventories

Inventories are stated at the lower of cost or market value. The cost of finished products and work in process is primarily determined by the average cost method. The first-in, first-out method is primarily used for other inventories.

Property, Plant and Equipment and Depreciation

Property, plant and equipment, including significant renewals and additions, are carried at cost. When retired or otherwise disposed of, the cost and related accumulated depreciation are cleared from the respective accounts, and the net difference, less any amounts realized on disposal, is reflected in earnings.

Depreciation is principally computed by the declining balance method at rates based on the estimated useful lives of the assets.

Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

Deferred income taxes reflect the expected future tax consequences of differences between the tax bases of assets and liabilities and the financial reporting amounts at the fiscal year-end. Deferred income tax assets and liabilities are measured by using currently enacted tax rates, and the effect on these deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Derivatives

Effective April 1, 2001, Sanyo adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. These standards require a company to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. The change in the fair value of a derivative is recognized in earnings in the period of the change or reported as a component of other comprehensive income, depending on the intended use of the derivative and the resulting designation.

As of April 1, 2001, the adoption of these new standards resulted in a cumulative accounting change that reduced net income by ¥1,177 million, net of tax and minority interests of ¥1,047 million, and increased accumulated other comprehensive loss by ¥807 million, net of income taxes and minority interests of ¥3,388 million.

Stock-Based Compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." See Note 9 for disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure,"on the Company's stock options.

Dividends and Net Income per Share and per American Depositary Share

Cash dividends declared subsequent to the balance sheet date and designated as applicable to earnings of the period are accrued and charged to retained earnings as of the balance sheet date. Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding during each period. The calculation of diluted income per share takes into account the dilutive effect of convertible bonds. Dividends and net income per American Depositary Share are computed on the basis of each American Depositary Share representing five shares of common stock. The calculation of basic and diluted income per share is presented in Note 16.

Revenue Recognition

Sanyo recognizes sales when the title has passed to customers, the sales prices are fixed or determinable, and the collectibility is reasonably assured.

New Accounting Pronouncements

In June 2002, the Financial Accounting Standard Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard addresses financial accounting and reporting for costs associated with an exit or disposal activity. SFAS No. 146 replaces Emerging Issues Task Force ("EITF") issue No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The difference from EITF 94-3 is recognition of liability for costs associated with an exit or disposal activity. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred and meets the definition in FASB Concepts Statements, rather than at the date of a commitment to an exit or disposal plan. Sanyo adopted the standard for exit or disposal activities that were initiated after December 31, 2002. Adoption of SFAS No. 146 had no material effect on Sanyo's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51." FIN 46 provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities ("VIEs"). FIN 46 applies to new entities that are created after the effective date, as well as to existing entities. For VIEs created before February 1, 2003, the

recognition and measurement provisions of FIN 46 are effective for Sanyo after June 15, 2003, while for VIEs created after January 31, 2003, the recognition and measurement provisions of FIN 46 are effective immediately. Sanyo has not determined the effect of adopting FIN 46.

In January 2003, EITF reached a final consensus on EITF 03-2, "Accounting for the Transfer to the Japanese Government of the Substantial Portion of Employee Pension Fund Liabilities." Upon this accounting, the different amount between the fair value of the benefit obligation and the assets to be transferred to the government should be accounted for and separately disclosed as a subsidy. On February 17, 2003, the Company and certain consolidated subsidiaries were approved by the government for an exemption from the obligation to pay benefits for future employee service in connection with the substantial portion. The Company will submit the further application for the obligation related to past employee service. After approval of the application by the government, the Company will transfer the obligation related to the past employee service and the portion of the assets specified under the Welfare Pension Insurance Law. Sanyo has not determined the impact of the transfer on its consolidated financial statements.

2 UNITED STATES DOLLAR AMOUNTS

The dollar amounts included in the consolidated financial statements and notes thereto for the year ended March 31, 2003 represent the arithmetical results of translating yen to dollars on the basis of ¥120 = US$1, the approximate effective rate of exchange at March 31, 2003.

The inclusion of such dollar amounts is solely for convenience and is not intended to imply that assets and liabilities have been or could be readily converted, realized or settled in dollars at ¥120 = US$1 or at any other rate.

3 FINANCE RECEIVABLES

In accordance with generally recognized trade practice, finance receivables at March 31, 2003 included installment receivables of ¥25,750 million ($214,583 thousand) from customers, of which ¥15,764 million ($131,367 thousand) matures after one year.

4 INVENTORIES

Inventories at March 31, 2003 and 2002 comprised the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Finished products	**¥175,009**	¥220,054	**$1,458,408**
Work in process	**78,203**	89,056	**651,692**
Raw materials	**88,014**	95,578	**733,450**
	¥341,226	¥404,688	**$2,843,550**

5 INVESTMENTS AND ADVANCES

Summarized financial information of affiliates that are accounted for by the equity method is as follows:

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2003 and 2002	**2003**	2002	**2003**
Current assets	**¥ 85,151**	¥153,175	**$ 709,592**
Noncurrent assets	**56,990**	87,851	**474,917**
Total assets	**142,141**	241,026	**1,184,509**
Current liabilities	**69,741**	112,254	**581,175**
Noncurrent liabilities	**31,067**	88,564	**258,892**
Total liabilities	**100,808**	200,818	**840,067**
Net assets	**¥ 41,333**	¥ 40,208	**$ 344,442**
Sanyo's investment in affiliates	**¥ 25,553**	¥ 22,936	**$ 212,942**
Number of affiliated companies at end of fiscal period:			
In Japan	**17**	17	
Outside Japan	**9**	9	

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31, 2003, 2002 and 2001	**2003**	2002	2001	**2003**
Results of operations:				
Net sales	**¥181,170**	¥185,996	¥277,630	**$1,509,750**
Net income	**1,713**	1,694	2,760	**14,275**
Sanyo's equity in affiliates:				
Net income	**¥ 1,598**	¥ 1,094	¥ 825	**$ 13,317**
Cash dividends	**345**	489	301	**2,875**
Transactions with affiliates:				
Sales to	**¥ 30,705**	¥ 53,570	¥117,734	**$ 255,875**
Purchases from	**33,618**	37,397	49,567	**280,150**

The aggregate carrying amount and market value of investments in affiliates (for which a quoted market price is available) at March 31, 2003 and 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Carrying amount	**¥8,139**	¥7,894	**$67,825**
Market value	**6,709**	6,517	**55,908**

6 INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in debt and equity securities included in short-term investments (current assets) and in investments and advances—other (noncurrent assets) at March 31, 2003 and 2002 are summarized as follows.

	Millions of Yen							
	2003				2002			
	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale:								
Debt securities	**¥ 18,651**	**¥ 18,271**	**¥ 36**	**¥ 416**	¥ 70,644	¥ 70,553	¥ 42	¥ 133
Equity securities	**89,205**	**72,854**	**4,976**	**21,327**	180,801	136,086	5,897	50,612
	¥107,856	**¥ 91,125**	**¥5,012**	**¥21,743**	¥251,445	¥206,639	¥5,939	¥50,745
Held-to-maturity:								
Debt securities	**27,619**	**27,393**	**29**	**255**	5,721	5,615	6	112
	27,619	**27,393**	**29**	**255**	5,721	5,615	6	112
Total investments in debt and equity securities	**¥135,475**	**¥118,518**	**¥5,041**	**¥21,998**	¥257,166	¥212,254	¥5,945	¥50,857

	Thousands of U.S. Dollars			
	2003			
	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale:				
Debt securities	**$ 155,425**	**$152,258**	**$ 300**	**$ 3,467**
Equity securities	**743,375**	**607,117**	**41,467**	**177,725**
	$ 898,800	**$759,375**	**$41,767**	**$181,192**
Held-to-maturity:				
Debt securities	**230,158**	**228,275**	**242**	**2,125**
	230,158	**228,275**	**242**	**2,125**
Total investments in debt and equity securities	**$1,128,958**	**$987,650**	**$42,009**	**$183,317**

Contractual maturities of investments in debt securities classified as available-for-sale securities and held-to-maturity securities at March 31, 2003 are summarized as follows:

	Millions of Yen				Thousands of U.S. Dollars			
	Available-for-sale		Held-to-maturity		Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within 1 year	¥10,263	¥10,293	¥19,027	¥19,028	$ 85,525	$ 85,775	$158,558	$158,567
Due after 1 year through 5 years	102	101	1,000	991	850	842	8,333	8,258
Due after 5 years	8,286	7,877	7,592	7,374	69,050	65,641	63,267	61,450
	¥18,651	¥18,271	¥27,619	¥27,393	$155,425	$152,258	$230,158	$228,275

The proceeds from the sale of available-for-sale securities for the years ended March 31, 2003, 2002 and 2001 were ¥7,004 million ($58,367 thousand), ¥11,863 million and ¥28,028 million, respectively. The gross realized gains and losses on those sales were ¥829 million ($6,908 thousand) and ¥3,662 million ($30,517 thousand), respectively, for the year ended March 31, 2003, ¥3,465 million and ¥1,377 million, respectively, for the year ended March 31, 2002 and ¥7,589 million and ¥7,334 million, respectively, for the year ended March 31, 2001.

7 SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term bank loans, which are principally uncollateralized, included bank overdrafts and trade acceptances payable of foreign subsidiaries.

The amount of unused lines of credit was approximately ¥731,000 million ($6,091,667 thousand) at March 31, 2003.

Short-term borrowings at March 31, 2003 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Short-term bank loans with interest ranging from 0% to 5.60% and from 0% to 7.225% at March 31, 2003 and March 31, 2002, respectively	**¥343,596**	¥414,410	**$2,863,300**
Commercial paper with interest ranging from 0.02% to 1.67% and from 0.05% to 2.199% at March 31, 2003 and March 31, 2002, respectively	**63,702**	50,065	**530,850**
	¥407,298	¥464,475	**$3,394,150**

Long-term debt at March 31, 2003 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Loans, principally from banks and insurance companies, due 2003 to 2015 with interest rates ranging from 0% to 12.00% and due 2002 to 2015 with interest rates ranging from 0% to 13.50% at March 31, 2003 and March 31, 2002, respectively:			
Collateralized (a)	**¥ 15,264**	¥ 17,612	**$ 127,200**
Uncollateralized	**382,936**	363,459	**3,191,133**
Uncollateralized convertible yen bonds (b):			
1.7% convertible bonds due November 2002	**—**	5,653	**—**
1.6% convertible bonds due November 2004	**49,898**	49,898	**415,816**
0.8% convertible bonds due March 2004	**431**	961	**3,591**
Uncollateralized convertible euroyen bonds:			
0% bonds issued by a consolidated subsidiary due March 2009	**5,122**	—	**42,683**
Uncollateralized bonds (b):			
2.625% bonds due September 2002	**—**	20,000	**—**
2.825% bonds due September 2003	**20,000**	20,000	**166,667**
3.10% bonds due May 2007	**20,000**	20,000	**166,667**
3.35% bonds due May 2009	**30,000**	30,000	**250,000**
1.550% bonds due June 2003	**10,000**	10,000	**83,333**
1.925% bonds due June 2005	**20,000**	20,000	**166,667**
2.325% bonds due June 2008	**20,000**	20,000	**166,667**
1.33% bonds due August 2005	**20,000**	20,000	**166,667**
1.82% bonds due August 2007	**30,000**	30,000	**250,000**
0.78% bonds due May 2007	**30,000**	—	**250,000**
1.25% bonds due May 2009	**20,000**	—	**166,667**
2.4% bonds issued by a consolidated subsidiary due June 2005	**5,000**	5,000	**41,667**
0% bonds issued by a consolidated subsidiary due September 2002	**—**	5,000	**—**
1.75% bonds issued by a consolidated subsidiary due April 2002	**—**	10,000	**—**
1.63% bonds issued by a consolidated subsidiary due July 2004	**5,000**	5,000	**41,667**
1.63% bonds issued by a consolidated subsidiary due July 2004	**5,000**	5,000	**41,667**
2.00% bonds issued by a consolidated subsidiary due November 2006	**5,000**	5,000	**41,667**
2.00% bonds issued by a consolidated subsidiary due November 2006	**5,000**	5,000	**41,667**
2.42% bonds issued by a consolidated subsidiary due March 2010	**15,000**	15,000	**125,000**
1.07% bonds issued by a consolidated subsidiary due April 2003	**10,000**	10,000	**83,333**
0.80% bonds issued by a consolidated subsidiary due April 2004	**10,000**	10,000	**83,333**
0.79% bonds issued by a consolidated subsidiary due September 2005	**3,000**	—	**25,000**
	736,651	702,583	**6,138,759**
Less: amount due within one year	**153,095**	154,963	**1,275,792**
	¥583,556	¥547,620	**$4,862,967**

(a) These loans are collateralized by property, plant and equipment belonging to the Company's subsidiaries.
(b) The Company and certain subsidiaries may not pledge their property or assets for any future borrowings without granting the same or equivalent collateral to the bondholders.

Substantially all of the uncollateralized loan agreements permit the lender to require collateral or guarantors for such loans.

The aggregate annual maturities of long-term debt at March 31, 2003 are as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2005	¥160,749	$1,339,575
2006	110,648	922,067
2007	81,923	682,692
2008	120,357	1,002,975
2009 and thereafter	109,879	915,658
	¥583,556	$4,862,967

Under the terms of the agreements of the convertible debt outstanding at March 31, 2003, redemption and conversion options are as follows:

	Redeemable		Current Conversion
	On or After	Price Range	Price per Share
Convertible yen bonds:*			
1.6% convertible bonds due November 2004	Dec. 1, 2002	101%–100%	¥1,036.00
0.8% convertible bonds issued by a consolidated subsidiary due March 2004	Mar. 31, 2004	100%	¥1,381.90
Convertible euroyen bonds:*			
0% convertible bonds issued by a consolidated subsidiary due March 2009	Apr. 15, 2002	106%–100%	¥2,980.00

*May be repurchased at any time on the open market.

As of March 31, 2003, the number of shares of common stock required to convert all of the convertible debt was 48,164 thousand shares.

8 SEVERANCE AND PENSION PLANS

Employees who terminate their service with the Company or its principal domestic subsidiaries are, under most circumstances, entitled to lump-sum severance indemnities determined by reference to current basic rates of pay, length of service and conditions under which the terminations occur. Fifty percent of the severance indemnities payable when an employee retires at his or her designated retirement age under the regulations of the Company and its principal domestic subsidiaries are paid as an annuity or in a lump sum from a pension plan, which was established pursuant to the Japanese Welfare Pension Insurance Law (JWPIL). In accordance with the JWPIL, a portion of the government's social security pension program, to which the employer and employees contribute nearly equal amounts, is contracted out to these companies. The companies add to the plan their own noncontributory pension plans. On November 1, 1993, another noncontributory pension plan was established to cover 20% of the severance indemnities payable.

Certain consolidated U.S. subsidiaries have a defined contribution retirement plan called the Sanyo Retirement Savings Plan. The plan covers all eligible full-time employees who elect to participate with one year of service or more.

The Company and its principal domestic subsidiaries provide for lump-sum severance benefits with respect to directors and corporate auditors. While the Company has no legal obligation, it is customary practice in Japan to make lump-sum payments to a director or a corporate auditor upon retirement. Annual provisions are made in the accounts for the estimated cost of this termination plan, which is not funded.

The following table sets forth the changes in benefit obligation, plan assets and funded status of the Company and its principal domestic subsidiaries at March 31, 2003 and 2002:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Change in benefit obligation:			
Benefit obligation at beginning of year	**¥586,319**	¥523,116	**$4,885,992**
Service cost	**23,902**	20,428	**199,183**
Interest cost	**20,349**	20,699	**169,575**
Plan participants' contributions	**3,490**	4,026	**29,083**
Plan amendment	**—**	(4,967)	**—**
Actuarial losses	**34,488**	51,592	**287,400**
Benefits paid	**(40,316)**	(28,575)	**(335,967)**
Benefit obligation at end of year	**628,232**	586,319	**5,235,266**
Change in plan assets:			
Fair value of plan assets at beginning of year	**260,244**	262,250	**2,168,700**
Actual return on plan assets	**(29,522)**	(14,306)	**(246,017)**
Employer contributions	**19,756**	21,908	**164,634**
Plan participants' contributions	**3,490**	4,026	**29,083**
Benefits paid	**(17,508)**	(13,634)	**(145,900)**
Fair value of plan assets at end of year	**236,460**	260,244	**1,970,500**
Funded status:			
Benefit obligation in excess of plan assets	**391,772**	326,075	**3,264,766**
Unrecognized net transition obligation at date of adoption	**(2,195)**	(3,018)	**(18,292)**
Unrecognized prior service cost	**12,482**	12,811	**104,017**
Unrecognized actuarial loss	**(282,547)**	(221,070)	**(2,354,558)**
Net amount recognized	**119,512**	114,798	**995,933**
Reconciliation to accrued pension liability:			
Amount included in accumulated other comprehensive income, gross of tax	**184,086**	119,060	**1,534,050**
Accrued pension liability recognized in the consolidated balance sheets	**¥303,598**	¥233,858	**$2,529,983**

Severance and pension costs of the Company and its principal domestic subsidiaries included the following components for the years ended March 31, 2003, 2002 and 2001:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	**2003**
Service cost	**¥23,902**	¥20,428	¥22,169	**$199,183**
Interest cost	**20,349**	20,699	19,917	**169,575**
Expected return on plan assets	**(9,068)**	(10,470)	(11,107)	**(75,567)**
Amortization:				
Net transition obligation at date of adoption	**824**	824	824	**6,867**
Prior service cost	**(329)**	187	847	**(2,742)**
Actuarial losses	**10,829**	6,117	2,525	**90,242**
Net periodic benefit cost	**¥46,507**	¥37,785	¥35,175	**$387,558**

Assumptions used in accounting for the defined benefit plans for the years ended March 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Discount rate	**2.75–3.0%**	3.0–3.5%	3.0–4.0%
Long-term rate of salary increase	**2.9%**	2.9%	3.0%
Long-term rate of return on fund assets	**3.0–3.5%**	3.0–4.0%	3.0–4.0%

9 STOCK OPTION PLANS

The Company has three stock option plans to provide for grants of options to purchase shares of common stock for all its directors, officers and certain key employees. The 2002, 2001 and 2000 Stock Incentive Plan authorizes the issuance of options to purchase up to 1,800,000, 1,029,000 and 1,053,000 shares of common stock, respectively. The options granted are vested over two years and are exercisable over a maximum of two years after the options are vested.

A summary of stock option plan activity for the years ended March 31, 2003, 2002 and 2001 is as follows:

	Number of Options (Shares)	Weighted Average Exercise Price	
		Yen	U.S. Dollars
Options outstanding at April 1, 2000	—	—	
Granted	1,046,000	¥977	
Exercised	—	—	
Canceled	(17,000)	977	
Options outstanding at March 31, 2001	1,029,000	977	
Granted	1,029,000	826	
Exercised	—	—	
Canceled	(17,000)	826	
Options outstanding at March 31, 2002	2,041,000	902	
Granted	1,493,000	558	$4.65
Exercised	—	—	—
Canceled	—	—	—
Options outstanding at March 31, 2003	**3,534,000**	**¥757**	**$6.31**
Options exercisable:			
March 31, 2001	—	—	
March 31, 2002	—	—	
March 31, 2003	**1,029,000**	**¥977**	**$8.14**

The following table summarizes information about stock options outstanding at March 31, 2003:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Share: Yen	Weighted Average Exercise Price Share: U.S. Dollars	Number Exercisable	Weighted Average Exercise Price Share: Yen	Weighted Average Exercise Price Share: U.S. Dollars
¥826 to ¥977	2,041,000	1.6	¥902	$7.52	1,029,000	¥977	$8.14
¥558	1,493,000	2.0	558	4.65	—	—	—
	3,534,000	1.8	¥757	$6.31	1,029,000	¥977	$8.14

The weighted average fair values per share at the date options granted during the years ended March 31, 2003, 2002 and 2001 were ¥119 ($0.99), ¥223 and ¥295, respectively. The fair value is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	**0.29%**	0.32%	1.06%
Expected life	**4 years**	4 years	4 years
Expected volatility	**43.00%**	41.00%	39.00%
Expected dividend	**1.27%**	0.77%	0.61%

Sanyo Electric Credit Co., Ltd. has a stock option plan to provide for grants of options to purchase shares of common stock for all its directors and certain key employees of the company. The 2002 Stock Incentive Plan authorizes the issuance of options to purchase up to 350,000 shares of common stock. The options granted are vested over two years and are exercisable over a maximum of three years after the options are vested.

A summary of stock option plan activity for the year ended March 31, 2003 is as follows:

	Number of Options (Shares)	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life
		Yen	U.S. Dollars	
Options outstanding at March 31, 2002:				
Granted	329,500	¥3,104	$25.87	
Exercised	—	—	—	
Canceled	—	—	—	
Options outstanding at March 31, 2003	**329,500**	**¥3,104**	**$25.87**	**3.0**
Option exercisable:				
March 31, 2003	—	—	—	—

The weighted average fair value per share at the date of grant for options during the year ended March 31, 2003 was ¥781 ($6.51). The fair value is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003
Risk-free interest rate	0.42%
Expected life	5 years
Expected volatility	37.50%
Expected dividend	1.11%

Pro Forma Fair Value Information

Sanyo has elected to account for its stock option plan under APB No. 25, as SFAS No. 123 permits a company in determining its net income to continue to apply APB No. 25 to its stock-based compensation arrangement. Under APB No. 25, no compensation expense is recognized because the option exercise price is not lower than the fair market price of the common stock on the date of grant. Had compensation expense been determined as prescribed by SFAS No. 123, Sanyo's pro forma net income and earnings per share for the years ended March 31, 2003, 2002 and 2001 would have been as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	**2003**
Income (loss) before cumulative effect of accounting change, as reported	**¥(72,817)**	¥2,904	¥42,201	**$(606,808)**
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(259)**	(236)	(113)	**(2,159)**
Pro forma income (loss) before cumulative effect of accounting change	**(73,076)**	2,668	42,088	**(608,967)**
Cumulative effect of accounting change	—	(1,177)	—	—
Pro forma net income (loss)	**¥(73,076)**	¥1,491	¥42,088	**$(608,967)**

	Yen			U.S. Dollars
	2003	2002	2001	**2003**
Basic income per share:				
Income (loss) before cumulative effect of accounting change:				
As reported	**¥(39.1)**	¥1.5	¥22.6	**$(0.326)**
Pro forma	**(39.2)**	1.4	22.5	**(0.327)**
Net income (loss):				
As reported	**(39.1)**	0.9	22.6	**(0.326)**
Pro forma	**(39.2)**	0.8	22.5	**(0.327)**
Diluted income per share:				
Income (loss) before cumulative effect of accounting change:				
As reported	**(39.1)**	1.5	22.1	**(0.326)**
Pro forma	**(39.2)**	1.4	22.1	**(0.327)**
Net income (loss):				
As reported	**(39.1)**	0.9	22.1	**(0.326)**
Pro forma	**(39.2)**	0.8	22.1	**(0.327)**

10 COMMITMENTS AND CONTINGENT LIABILITIES

Substantially all of Sanyo's rental expenses relate to operating leases for office space, warehouses, etc. Such leases are customarily renewed; however, total rental expenses are not significant. Commitments outstanding at March 31, 2003 for purchase of property, plant and equipment approximated ¥3,467 million ($28,892 thousand).

Contingent liabilities at March 31, 2003 for notes discounted in the ordinary course of business, consumer loans guaranteed by a financing subsidiary and other loans guaranteed amounted to ¥1,787 million ($14,892 thousand), ¥106,185 million ($884,875 thousand) and ¥71,459 million ($595,492 thousand), respectively. No material loss is anticipated by management as a result of these discounted notes and guaranteed loans.

The Company and its subsidiaries are defendants in several lawsuits. In the opinion of management, these lawsuits are without merit and will not materially affect Sanyo's operations or financial position.

11 FINANCIAL INSTRUMENTS

Sanyo used the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate such a value:

(a) Cash and cash equivalents, trade and finance receivables, short-term borrowings and trade payables

The carrying amount approximates fair value because of the short maturities of these instruments.

(b) Short-term investments

The fair value of short-term investments is estimated based on quoted market prices. (See Note 6.)

(c) Investments and advances

The fair value of certain investments is estimated based on quoted market prices. For other investments which have no quoted market prices, a reasonable estimate of fair value cannot be made without incurring excessive costs. (See Note 6.)

(d) Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using an appropriate current discount rate.

(e) Foreign currency exchange forward contracts

The fair value of foreign currency exchange forward contracts is estimated by obtaining quotes from brokers.

(f) Interest rate and currency swap agreements

The fair value of interest rate and currency swap agreements is estimated based on discounted cash flows using current interest and exchange rates.

Sanyo does not hold or issue any financial instruments for trading purposes.

Although Sanyo may be exposed to losses in the event of nonperformance by counterparties or interest and currency fluctuations, it does not anticipate significant losses from the arrangements previously described.

The estimated fair values of financial instruments as of March 31, 2003 and 2002 are as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2003		2002		**2003**	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivatives:						
Liabilities:						
Long-term debt	**¥583,556**	**¥672,798**	¥547,620	¥621,801	**$4,862,967**	**$5,606,650**

The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that could be realized in the current market. The use of different market assumptions or valuation methodologies may have an effect on the estimated fair value amounts.

12 DERIVATIVES AND HEDGING

Risk management policy

Sanyo operates, manufactures and sells electronic products and provides certain financial services in various locations around the world. Sanyo's activities expose it mainly to risks related to the effects of changes in foreign currency exchange rates and interest rates. Derivatives are held in accordance with the formally documented risk management program. Sanyo utilizes certain derivatives to manage its foreign currency and interest risk exposure, including forecasted transactions. Sanyo holds derivatives for purposes other than trading.

Foreign currency exchange risk management

Sanyo maintains a foreign-currency risk management strategy in which derivatives are used to minimize exposure and to reduce risk from exchange rate fluctuations. Foreign forward contracts and foreign currency swaps are not designated and qualified as hedge transactions since they do not meet the requirements for hedge accounting. Changes in the fair value of these contracts and the foreign currency translation gain or loss arising from denominated net foreign currency assets and liabilities are reported as foreign currency transaction gains or losses in the consolidated statements of income.

Interest rate risk management

Sanyo maintains an interest rate risk management strategy in which derivatives are used to reduce risk from interest rate fluctuations. Sanyo's goals are to manage interest rate sensitivity by modifying the characteristics of its debt and to lower the cost of its borrowing rates where possible.

Fair value hedges

Sanyo uses interest rate swaps to convert a portion of its nonprepayable fixed-rate debt into floating-rate debt. The resulting cost of funds is lower than it would be if floating-rate debt were issued directly. Under an interest rate swap contract, Sanyo agrees with other parties to exchange the difference between fixed-rate and floating-rate interest amounts calculated based on an agreed-upon notional amount.

The fair value of derivatives and changes in the fair value of the underlying hedged items are reported in the balance sheets. Changes in the fair value of these derivatives and underlying hedged items are generally offset and are recorded in each period as an interest expense. There were no transactions that ceased to qualify as fair value hedges for the year ended March 31, 2003.

Cash flow hedges

Sanyo has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate exposure of future interest payments.

For these cash flow hedge transactions, the fair values of the derivatives are recorded in the balance sheets. The effective portion of changes in the fair values of these derivatives are first recorded in other comprehensive loss and are then reclassified as an interest expense in the period in which earnings are impacted by the hedged items. There were no transactions that ceased to qualify as cash flow hedges for the year ended March 31, 2003. The ineffective portions recorded as an interest expense in the current period were not material. Assuming that the market rate remains the same as the rate at March 31, 2003, a ¥471 million ($3,925 thousand) loss, included in other comprehensive loss, net of taxes and minority interests of ¥1,028 million ($8,567 thousand), is expected to be recognized in earnings over the next twelve months. The maximum term over which Sanyo is hedging exposure to the variability of cash flows is eight years.

13 STOCKHOLDERS' EQUITY

Under the Commercial Code of Japan (the "Code"), the entire amount of the issue price of new shares issued upon conversion to common stock of convertible debt is required to be capitalized as stated capital, although the Company may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

The Code provides that an amount equivalent to at least 10% of cash appropriations of retained earnings be appropriated as a legal reserve until the aggregated amount of additional paid-in capital and the legal reserve equals 25% of a company's stated capital. The legal reserve of Sanyo, amounting to ¥35,336 million ($294,467 thousand) and ¥34,940 million, was included in retained earnings at March 31, 2003 and 2002, respectively.

14 INCOME TAXES

Sanyo is subject to a number of different income taxes which, in aggregate, indicated a statutory income tax rate in Japan of approximately 42% for the years ended March 31, 2003, 2002 and 2001.

As a result of the Japanese Tax Reform Acts, enacted on March 31, 2003, the Companies' statutory income tax rate for the year ending March 31, 2005 will be decreased to 40.5%. The deferred tax assets and liabilities (non-current) at March 31, 2003 were adjusted to reflect the revised tax rates.

Reconciliations of the difference between the statutory income tax rate and the effective income tax rate for the years ended March 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Statutory income tax rate	**42.0%**	42.0%	42.0%
(Decrease) increase in taxes resulting from:			
Change in valuation allowance	**(10.6)**	53.6	(6.6)
Effect of change in statutory tax rate	**(7.7)**	—	—
Expenses not deductible for tax purposes	**(0.7)**	14.3	0.8
Tax credits	**0.1**	(7.5)	(1.5)
Differences in statutory tax rates of foreign subsidiaries	**1.7**	(46.6)	(3.2)
Other	**(8.8)**	17.1	4.0
Effective income tax rate	**16.0%**	72.9%	35.5%

The significant components of deferred income tax assets and deferred income tax liabilities at March 31, 2003 and 2002 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Deferred income tax assets:			
Accrued pension and severance costs	**¥110,254**	¥ 83,629	**$ 918,784**
Accrued expenses	**10,891**	19,630	**90,758**
Operating loss carryforwards	**35,175**	31,161	**293,125**
Inventories	**4,626**	4,907	**38,550**
Allowance for doubtful accounts	**11,936**	8,264	**99,467**
Property, plant and equipment	**9,081**	7,636	**75,675**
Enterprise taxes	**1,088**	1,036	**9,067**
Long-term investments	**47,719**	31,185	**397,658**
Other	**22,313**	15,325	**185,941**
Gross deferred income tax assets	**253,083**	202,773	**2,109,025**
Less, valuation allowance	**(25,360)**	(28,028)	**(211,333)**
Total deferred income tax assets	**227,723**	174,745	**1,897,692**
Deferred income tax liabilities:			
Deferred income	**(9,287)**	(7,927)	**(77,391)**
Deferred expenses	**(371)**	(506)	**(3,092)**
Other	**(1,067)**	(1,947)	**(8,892)**
Gross deferred income tax liabilities	**(10,725)**	(10,380)	**(89,375)**
Net deferred income tax assets	**¥216,998**	¥164,365	**$1,808,317**

Net changes in the total valuation allowance for the years ended March 31, 2003 and 2002 were a decrease of ¥2,668 million ($22,233 thousand) and an increase of ¥2,446 million, respectively.

Operating loss carryforwards of consolidated subsidiaries at March 31, 2003 amounted to approximately ¥86,673 million ($722,275 thousand) and are available for offset against future taxable income of such subsidiaries. These will expire mainly in the periods from 2004 through 2047.

15 RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses for the years ended March 31, 2003, 2002 and 2001 were ¥120,833 million ($1,006,942 thousand), ¥107,044 million and ¥108,842 million, respectively.

16 (LOSS) INCOME PER SHARE

(Loss) income per share for the years ended March 31, 2003, 2002 and 2001 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	**2003**
Basic income per share calculation:				
Income (numerator):				
Net (loss) income	**¥(72,817)**	¥1,727	¥42,201	**$(606,808)**
Shares, thousands (denominator):				
Weighted average number of shares	**1,863,198**	1,870,510	1,871,376	
Basic (loss) income per share (yen and U.S. dollars)	**¥ (39.1)**	¥ 0.9	¥ 22.6	**$ (0.326)**
Diluted income per share calculation:				
Income (numerator):				
Net (loss) income	**¥(72,817)**	¥1,727	¥42,201	**$(606,808)**
Interest on convertible bonds, net of tax	**—**	—	517	**—**
Adjusted net (loss) income	**¥(72,817)**	¥1,727	¥42,718	**$(606,808)**
Shares, thousands (denominator):				
Weighted average number of shares	**1,863,198**	1,870,510	1,871,376	
Assumed conversion of convertible bonds	**—**	—	57,590	
Adjusted weighted average number of shares	**1,863,198**	1,870,510	1,928,966	
Diluted (loss) income per share (yen and U.S. dollars)	**¥ (39.1)**	¥ 0.9	¥ 22.1	**$ (0.326)**

The calculation of the weighted average number of shares for diluted income per share for the years ended March 31, 2003 and 2002 did not include incremental shares of 48,146 thousand and 57,586 thousand, respectively, from assumed conversions of convertible bonds since their effects were antidilutive.

The matter that can potentially dilute income per share in the future is the increase of shares of common stock not only by the conversion of convertible bonds but also by the exercise of stock option plans.

17 SUPPLEMENTARY CASH FLOW INFORMATION

Supplementary information relating to the statements of cash flows for the years ended March 31, 2003, 2002, and 2001 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	**2003**
Supplemental disclosures of cash flow information:				
Cash paid during the period for:				
Interest	**¥16,698**	¥21,405	¥24,307	**$139,150**
Income taxes	**25,062**	27,513	37,154	**208,850**
Conversion of convertible bonds issued by a consolidated subsidiary	**2**	205	502	**17**

PRICEWATERHOUSECOOPERS

To the Stockholders and the Board of Directors
SANYO Electric Co., Ltd.

We have audited the accompanying consolidated balance sheets of SANYO Electric Co., Ltd. and Subsidiaries at March 31, 2003 and 2002 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2003, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The information relating to segments of a business enterprise required to be disclosed in financial statements by Statement of Financial Accounting Standards No. 131 under accounting principles generally accepted in the United States of America is not presented in the accompanying financial statements.

In our opinion, except for omission of the information as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SANYO Electric Co., Ltd. and Subsidiaries at March 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, SANYO Electric Co., Ltd. and Subsidiaries changed the method of accounting for derivative instruments and hedging activities for the year ended March 31, 2002.

PricewaterhouseCoopers

Osaka, Japan
June 20, 2003

BOARD OF DIRECTORS AND CORPORATE AUDITORS

(As of June 27, 2003)

Executive Directors

Chairman
Satoshi Iue

President
Yukinori Kuwano

Executive Directors
Toshimasa Iue
Yoichiro Furuse

Directors
Nobuaki Kumagai
Tomoyo Nonaka
Louis E. Lataif
Sadao Kondo
Sunao Okubo
Hiromoto Sekino
Eiji Kotobuki
Tadahiko Tanaka

Corporate Executive Auditors

Ryota Tominaga
Takeshi Inoue

Corporate Auditors

Sotoo Tatsumi
Hiroshi Toda

OFFICERS

(As of June 27, 2003)

Chairman & CEO
Satoshi Iue

President & COO
Yukinori Kuwano

Executive Vice President & CMO
Toshimasa Iue

Executive Vice President & CFO
Yoichiro Furuse

Executive Officers
Sunao Okubo
Hiromoto Sekino
Eiji Kotobuki
Tadahiko Tanaka

Senior Officers
Yasusuke Tanaka
Fusao Terada
Satoshi Inoue
Osamu Kajikawa
Hiroshi Ono

Officers
Akira Kan
Akiyoshi Takano
Tadao Shimada
Shosaku Kurome
Teruo Tabata
Mitsuru Honma
Shinichi Miki
Hideo Yamase
Toshiaki Iue
Takenori Ugari
Shinya Tsuda
Itsuo Nakamura
Keiichi Yodoshi
Kenzo Kurokawa
Yoshio Iwasa
Nobuaki Matsuoka
Takuya Kobayashi
Tsutomu Nozaki
Michihiro Shigeta
Tsutomu Asano
Kohei Wakayama
Katsuhisa Kawashima

PRINCIPAL CONSOLIDATED SUBSIDIARIES

(As of March 31, 2003)

SANYO Electric Credit Co., Ltd.
Principal Business: Installment Sales, Leasing, and Financing

Tottori SANYO Electric Co., Ltd.
Principal Business: Manufacture and Sales of Electronic Parts

Niigata SANYO Electronic Co., Ltd.
Principal Business: Manufacture and Sales of Semiconductors

SANYO Electric Air Conditioning Co., Ltd.
Principal Business: Manufacture and Sales of Air Conditioners

SANYO Telecommunications Co., Ltd.
Principal Business: Manufacture, Sales, and Installation of Telecommunications Equipment

SANYO Sales & Marketing Corporation
Principal Business: Sales, Export, and Import of Electrical and Electronic Products

KANTO SANYO Semiconductors Co., Ltd.
Principal Business: Manufacture and Sales of Semiconductors

SANYO Electric Commercial Equipment Co., Ltd.
Principal Business: Sales and Installation of Refrigerators/Freezers and Kitchen Appliances

SANYO Semicon Device Co., Ltd.
Principal Business: Sales of Semiconductors

SANYO North America Corporation
Principal Business: Sales of Electrical Equipment and Local General Businesses

SANYO Manufacturing Corporation
Principal Business: Manufacture and Sales of Color TVs and Others Products

SANYO Energy (U.S.A.) Corporation
Principal Business: Manufacture and Sales of Batteries

SANYO Electric (Hong Kong) Limited
Principal Business: Sales of Electrical Equipment

SANYO Semiconductor (H.K.) Co., Ltd.
Principal Business: Sales of Semiconductors

(The Company has a total of 117 consolidated subsidiaries—57 in Japan and 60 overseas.)

PRINCIPAL OVERSEAS SUBSIDIARIES AND AFFILIATES

(As of March 31, 2003)

★Manufacturing Companies
●Sales Companies
■Other Companies

NORTH AMERICA

★SANYO Laser Products, Inc., *Richmond, Indiana, U.S.A.*
★SANYO E & E Corporation, *San Diego, California, U.S.A.*
★SANYO Energy (U.S.A.) Corporation, *San Diego, California, U.S.A.*
★SANYO Video Components (U.S.A.) Corporation, *San Diego, California, U.S.A.*
★Solec International, Inc., *Carson, California, U.S.A.*
★SANYO GS Soft Energy USA Inc., *Irvine, California, U.S.A.*
★SANYO Manufacturing Corporation, *Forrest City, Arkansas, U.S.A.*
★MABE SANYO Compressors S.A. de C.V., *Sanluis Potosí, Mexico*
● SANYO Semiconductor Corporation, *Allendale, New Jersey, U.S.A.*
● SANYO Semiconductor Distribution (USA) Corporation, *Norwood, New Jersey, U.S.A.*
● SANYO Canada Inc., *Concord, Ontario, Canada*
■ SANYO Electric Finance (USA) Corporation, *New York, New York, U.S.A.*
■ Three Oceans Inc., *New York, New York, U.S.A.*
■ SANYO Automotive U.S.A., Inc., *Detroit, Michigan, U.S.A.*
■ SANYO North America Corporation, *San Diego, California, U.S.A.*
■ SANYO Customs Brokerage, Inc., *San Diego, California, U.S.A.*
■ SANYO Logistics Corporation, *Torrance, California, U.S.A.*
■ SANYO Energy, S.A. de C.V., *Tijuana, Mexico*
■ SANYO Customs Brokerage S.A. de C.V., *Tijuana, Mexico*
■ SANYO Video Components S.A. de C.V., *Tijuana, Mexico*

SOUTH AMERICA

★NEWSAN S.A., *Buenos Aires, Argentina*
★SANYO da Amazônia S.A., *Manaus, Brazil*

EUROPE

★SANYO Energy (Europe) Corporate GmbH, *München, Germany*
★SANYO Industries (U.K.) Limited, *Lowestoft, United Kingdom*
★SANYO Gallenkamp PLC, *Loughborough, United Kingdom*
★SANYO España, S.A., *Barcelona, Spain*
★SANYO Hungary Kft., *Lörrach, Hungary*
★Dioss Nýřany a.s., *Nýřany, Czech Republic*
★SANYO Argo Clima S.r.l., *Gallarate, Italy*
● SANYO FISHER Sales (Europe) GmbH, *München, Germany*
● SANYO Büro-Electronic Europa-Vertrieb GmbH, *München, Germany*
● SANYO Semiconductor (Europe) GmbH, *Schwalbach, Germany*
● SANYO Energy (UK) Company Limited, *Hemel Hempstead, United Kingdom*
● SANYO Speachtek Limited, *Watford, United Kingdom*
● SANYO Gallenkamp B.V., *Breda, Netherlands*
● SANYO Airconditioners Europe S.r.l., *Milano, Italy*
● SANYO Portugal Electronica S.A., *Rio de Mouro, Portugal*
■ SANYO Europe Ltd., *Watford, United Kingdom*
■ SANYO Electric International Finance (UK) PLC, *Watford, United Kingdom*

■ SANYO Electric Finance Netherlands B.V., *Amsterdam, Netherlands*

■ SANYO Electric Service (Europe) Ag., *Basel, Switzerland*

AFRICA

● SANYO ARMCO (Kenya) Limited, *Nairobi, Kenya*

● SANYO South Africa (Pty) Ltd., *Sandton, South Africa*

ASIA

★Korea TT Co., Ltd., *Masan, Korea*

★Korea Tokyo Electronic Co., Ltd., *Masan, Korea*

★Korea Tokyo Silicon Co., Ltd., *Masan, Korea*

★Shenyang SANYO Airconditioner Co., Ltd., *Shenyang, China*

★Dalian SANYO Home Appliance Co., Ltd., *Dalian, China*

★Dalian SANYO Cold-Chain Co., Ltd., *Dalian, China*

★Dalian SANYO Food Systems Co., Ltd., *Dalian, China*

★Dalian Bingshan Metal Processing Co., Ltd., *Dalian, China*

★Dalian Meica Electronics Co., Ltd, *Dalian, China*

★Dalian SANYO Compressor Co., Ltd., *Dalian, China*

★Dalian SANYO Refrigeration Co., Ltd., *Dalian, China*

★Dalian SANYO Air Conditioner Co., Ltd., *Dalian, China*

★Dalian Honjo Chemical Corporation, *Dalian, China*

★SANYO Energy (Beijing) Co., Ltd., *Beijing, China*

★Tianjin SANYO Telecommunication Equipment Co., Ltd., *Tianjin, China*

★Tianjin Lantain SANYO Energy Co., Ltd., *Tianjin, China*

★Qingdao SANYO Electric Co., Ltd., *Qingdao, China*

★SANYO GS Battery (Shanghai) Ltd., *Shanghai, China*

★SANYO Electric Home Appliances (Suzhou) Co., Ltd., *Suzhou, China*

★Suzhou SANYO Electro-Mechanical Co., Ltd., *Suzhou, China*

★Suzhou SANYO Semiconductor Co., Ltd., *Suzhou, China*

★SANYO Energy (Suzhou) Co., Ltd., *Suzhou, China*

★Hefei Rongshida SANYO Electric Co., Ltd., *Hefei, China*

★Tesonic-Tottori SANYO Electric Co., Ltd., *Guangzhou, China*

★Dongguan Huaqiang SANYO Electronics Co., Ltd., *Dongguang, China*

★Dongguan Huaqiang SANYO Motor Co., Ltd., *Dongguang, China*

★Guangdong SANYO Air Conditioner Co., Ltd., *Foshan, China*

★Shenzhen SANYO Huaqiang Optical Technology Co., Ltd., *Shenzhen, China*

★SANYO Semiconductor (Shekou) Ltd., *Shenzhen, China*

★SANYO Electric (Shekou) Ltd., *Shenzhen, China*

★Shenzhen SANYO Huaqiang Energy Co., Ltd., *Shenzhen, China*

★Tottori SANYO Electric (Shenzhen) Co., Ltd., *Shenzhen, China*

★SANYO Optronics (Hong Kong) Company Limited, *Hong Kong*

★SANYO Semiconductor Electronics (H.K.) Co., Ltd., *Hong Kong*

★SANYO Energy (Hong Kong) Company Limited, *Hong Kong*

★Tottori SANYO Electric (Hong Kong) Limited, *Hong Kong*

★SANYO Electric (Taiwan) Co., Ltd., *Taipei, Taiwan*

★SANYO Energy (Taiwan) Co., Ltd., *Taipei, Taiwan*

★SANYO Electronic (Taichung) Co., Ltd., *Taichung, Taiwan*

★FMS Audio Sdn. Bhd., *Penang, Malaysia*

★SANYO Electric (Penang) Sdn. Bhd., *Penang, Malaysia*

★SANYO Pt (M) Sdn. Bhd., *Johor, Malaysia*

★P.T. SANYO Energy (Batam) Corporate, *Batam Island, Indonesia*

★P.T. SANYO Electronics Indonesia, *Bekasi, Indonesia*

★P.T. SANYO Compressor Indonesia, *Bekasi, Indonesia*

★P.T. Jaya Indah Casting, *Bekasi, Indonesia*

★P.T. SANYO Industries Indonesia, *Jakarta, Indonesia*

★P.T. SANYO Jaya Components Indonesia, *Bogor, West Java, Indonesia*

★BPL SANYO Limited, *Bangalore, India*

★SANYO Semiconductor Manufacturing Philippines Corporation, *Tarlac, Philippines*

★SANYO Capacitor (Philippines) Corporation, *Tarlac, Philippines*

★SANYO (Philippines), Inc., *Metro Manila, Philippines*

★Sanwa Electric Philippines, Inc., *Cavite, Philippines*

★Tottori SANYO Electric (Philippines) Corporation, *Cavite, Philippines*

★SANYO Semiconductor (Thailand) Co., Ltd., *Utai, Thailand*

★SANYO Universal Electric Public Co., Ltd., *Bangkok, Thailand*

★SANYO Industries (Singapore) Private Limited, *Singapore*

★SANYO Precision Singapore Pte., Ltd., *Singapore*

★SANYO Airconditioners Manufacturing Singapore Pte., Ltd., *Singapore*

★SANYO Home Appliance Vietnam Corporation, *Bien Hoa, Vietnam*

★Meica Technology (Vietnam) Co., Ltd., *Ho Chi Minh, Vietnam*

● SANYO Electric International Trading Co., Ltd., *Shanghai, China*

● SANYO Sales and Marketing (Shenzhen) Corporation, *Shenzhen, China*

● SANYO Commercial Refrigeration International Co., Ltd., *Hong Kong*

● SANYO Semiconductor (H.K.) Co., Ltd., *Hong Kong*

● O.S. Electronics (H.K.) Ltd., *Hong Kong*

● SANYO Electronic Components (HK) Ltd., *Hong Kong*

● SANYO Semiconductor Taipei Co., Ltd., *Taipei, Taiwan*

● O.S. Semiconductor Co., Ltd., *Taipei, Taiwan*

● SANYO Sales and Service Sdn. Bhd., *Petaling Jaya, Malaysia*

● SANYO SMI Thailand Co., Ltd., *Bangkok, Thailand*

● SANYO (Thailand) Co., Ltd., *Bangkok, Thailand*

● SANYO Semiconductor (S) Pte., Ltd., *Singapore*

● O.S. Electronics (S) Pte., Ltd., *Singapore*

● SANYO Energy (Singapore) Corporation Pte., Ltd., *Singapore*

● SANYO Airconditioners (Singapore) Pte., Ltd., *Singapore*

● SANYO Malaysia Sdn. Bhd., *Singapore*

● SANYO Electronic Components (Singapore) Private Limited, *Singapore*

■ Dalian Bingshan SANYO Cleaning Co., Ltd., *Dalian, China*

■ Bonded Area Dalian SANYO Cooling & Heating Technology Co., Ltd., *Dalian, China*

■ Beijing SANYO Cleaning Co., Ltd., *Beijing, China*

■ SANYO Electric (China) Co., Ltd., *Beijing, China*

■ Shanghai SANYO Bubugao Cleaning Co., Ltd., *Shanghai, China*

■ Shanghai Hualeng Refrigeration Engineering, *Shanghai, China*

■ Guangdong Huaqiang SANYO Group Co., Ltd., *Dongguang, China*

■ Shenzhen Huaqiang SANYO Technology Design Co., Ltd., *Shenzhen, China*

■ SANYO Digital Design (Shenzhen) Limited, *Shenzhen, China*

■ SANYO Electric (Hong Kong) Limited, *Hong Kong*

■ P.T. SANYO Precision Batam, *Batam Island, Indonesia*

■ SANYO LSI Technology India Private Limited, *Bangalore, India*

■ BPL SANYO Finance Limited, *Bangalore, India*

■ SSMP Estate Corporation, *Tarlac, Philippines*

■ Sanwa Estate Philippines, Inc., *Cavite, Philippines*

■ Tottori SANYO Electric Philippines Estate Corporation, *Cavite, Philippines*

■ SANYO Asia Pte., Ltd., *Singapore*

■ Nissei SANYO Hitech Service Pte., Ltd., *Singapore*

OCEANIA

● SANYO Australia Pty. Ltd., *Sydney, N.S.W., Australia*

HEAD OFFICE
5-5, Keihan-Hondori 2-chome, Moriguchi City, Osaka 570-8677, Japan
Telephone: +81-6-6991-1181
Facsimile: +81-6-6991-6566 (Corporate Communications Unit)

U.S. CONTACT ADDRESS
SANYO North America Corporation
(Head Office)
2055 Sanyo Avenue, San Diego, CA 92154, U.S.A.
Telephone: +1-619-661-1134
Facsimile: +1-619-661-6795

FOUNDATION
Founded: February 1947 Incorporated: April 1950

COMMON STOCK (As of March 31, 2003)
Authorized: 4,921,196,000 shares Issued: 1,872,338,099 shares

CAPITAL (As of March 31, 2003)
¥172,242,294,083

NUMBER OF STOCKHOLDERS (As of March 31, 2003)
207,528

LISTINGS
Common stock is listed on the Tokyo, Osaka, and three other domestic stock exchanges. Overseas listings are on the Amsterdam, Frankfurt, Swiss, and Paris exchanges. American Depositary Shares for common stock are quoted in the NASDAQ System in the United States.

TRANSFER AGENT
The Sumitomo Trust & Banking Co., Ltd., 5-33, Kitahama 4-chome, Chuo-ku, Osaka 540-8639, Japan

COMMON STOCK PRICE RANGE
The highs and lows of Sanyo common stock on the Tokyo Stock Exchange for each quarter of fiscal 2003, 2002, and 2001 were as follows:

	Fiscal 2003		Fiscal 2002		Fiscal 2001	
	High	**Low**	High	Low	High	Low
First quarter	**¥633**	**¥488**	¥847	¥717	¥ 966	¥616
Second quarter	**568**	**406**	791	418	990	744
Third quarter	**417**	**264**	706	435	1,060	810
Fourth quarter	**371**	**305**	680	467	996	632

CASH DIVIDENDS
Interim and year-end cash dividends per share paid to stockholders for fiscal 2003, 2002, and 2001 were as follows:

2003-II	**2003-I**	2002-II	2002-I	2001-II	2001-I
¥3.00	**¥3.00**	¥3.00	¥3.00	¥3.00	¥3.00

For further information and additional copies of our annual report and other publications, please write to the Corporate Communications Unit at our head office.

SANYO Electric Co., Ltd.

PRINTED WITH SOY INK™

Printed in Japan on 100% recycled paper and nonwood paper